P. 9/5/24

DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 JUN 27 P 1:24

FILE

CHRISTOPHER L. DOERKSEN
Telephone (206) 903-8856
Fax (206) 903-8820
doerksen.christopher@dorsey.com

07025388

June 26, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: ~~URANIUM ONE INC~~. (formerly known as sxr URANIUM ONE INC.) - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

Dear Sirs and Mesdames:

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, Uranium One Inc. (the "Company"), a copy of the following document which has been publicly filed in Canada during the month of June:

1. Business Acquisition Report dated June 7, 2007, as filed on SEDAR on June 26, 2007.

My contact particulars are on the top of the first page of this letter should you have questions or concerns with regard to this information.

Sincerely,

DORSEY & WHITNEY LLP

Chris Doerksen

Christopher L. Doerksen

PROCESSED
JUL 23 2007
THOMSON FINANCIAL

Enclosures

cc: Uranium One Inc.
Attn: Mr. John Sibley

dlw 7/20

NOTE TO READER

On June 14, 2007, Uranium One Inc. filed a business acquisition report (the "BAR") in respect of its acquisition of all of the issued and outstanding common shares of UrAsia Energy Ltd. The BAR inadvertently omitted schedule 1 referenced in note 1(c)(ii) to the unaudited pro forma condensed consolidated financial statements of Uranium One (Schedule "D" to the BAR). **Attached is a complete business acquisition report which contains the missing schedule and which supersedes the BAR previously filed.**

June 26, 2007

BUSINESS ACQUISITION REPORT
Form 51-102F4

Item 1 - Identity of Company

1.1 Name and Address of Company

The name and address of the principal office in Canada of the Company is as follows:

Uranium One Inc.
(formerly sxr Uranium One Inc.)
390 Bay Street, Suite 1610
Toronto, Ontario
M5H 2Y2

1.2 Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the significant acquisition and this report are as follows:

John Sibley, Executive Vice-President, General Counsel and Secretary of Uranium One Inc.
(604) 643-1737

Item 2 - Details of the Acquisition

2.1 Nature of Business Acquired

On April 20, 2007 (the "**Effective Time**"), Uranium One Inc. ("**Uranium One**") acquired all of the issued and outstanding common shares of UrAsia Energy Ltd. ("**UrAsia**") pursuant to a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (British Columbia) (the "**BCBCA**") in accordance with an arrangement agreement between Uranium One and UrAsia dated February 11, 2007 (the "**Arrangement Agreement**").

UrAsia is a Canadian-based company in the business of mining and exploring for uranium. UrAsia has interests in the following mineral properties:

(a) an indirect 30% equity interest in the Kharassan Uranium Field located in south central Kazakhstan;

(b) an indirect 70% equity interest in each of the Akdala Uranium Field and South Inkai Uranium Field, both of which are located in south central Kazakhstan; and

(c) an indirect 100% interest in seven uranium exploration licenses located in Kyrgyzstan.

The common shares of UrAsia were listed on the TSX Venture Exchange and the Alternative Investment Market ("**AIM**") of the London Stock Exchange, trading under the symbol "UUU" on both exchanges. UrAsia was delisted from the TSX Venture Exchange and from AIM following the Effective Time.

The principal and registered office of UrAsia is located at 595 Burrard Street, Suite 3123, P.O. Box 49139 - Three Bentall Centre, Vancouver, British Columbia, V7X 1J1.

2.2 Date of Acquisition

On April 20, 2007, Uranium One acquired all of the issued and outstanding common shares of UrAsia by way of the Arrangement.

2.3 Consideration

At the Effective Time, each UrAsia common share was exchanged for 0.45 of a Uranium One common share (rounded down to the nearest whole share). Uranium One issued 217,164,830 common shares as consideration for the UrAsia common shares acquired under the Arrangement.

In addition, Uranium One assumed all of the obligations of UrAsia arising under the outstanding stock options of UrAsia (the "**UrAsia Options**"). The UrAsia Options were amended such that each outstanding UrAsia Option is exercisable for that number of Uranium One common shares that is equal to (A) the number of UrAsia common shares that are issuable upon the exercise of the UrAsia Option multiplied by (B) 0.45, at an exercise price per share equal to (C) the exercise price of the UrAsia Option divided by (D) 0.45.

Uranium One has reserved a total of 9,763,502 common shares of Uranium One for issuance on the exercise of the assumed UrAsia Options.

Prior to the completion of the Arrangement, a warrant which was exercisable for no additional consideration for 15,476,000 UrAsia common shares, was amended. As of the Effective Time it became exercisable, for no additional consideration, for 6,964,200 common shares of Uranium One. Uranium one has reserved 6,964,200 common shares of Uranium One for issuance on the exercise of the warrant.

2.4 Effect on Financial Position

As a result of the Arrangement, UrAsia has become a wholly-owned subsidiary of Uranium One. Uranium One does not have any current plans for material changes to UrAsia's business affairs or the affairs of UrAsia that may have a significant effect on the results of operations and financial position of Uranium One.

As a result of the transaction, the Company is held approximately 60% by UrAsia shareholders and approximately 40% by Uranium One shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and Uranium One as the acquiree.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

The transaction was not with an informed person, associate or affiliate of Uranium One.

2.7 Date of Report

This report is dated as of the 7th day of June, 2007.

Item 3 - Financial Statements

The financial statements required to be included with this report pursuant to Part 8 of National Instrument 51-102 are attached hereto and are as follows:

(a) audited consolidated financial statements of UrAsia for the five month period ended December 31, 2006 and the year ended July 31, 2006 and the notes thereto and the auditors' report thereon (Schedule "A");

(b) audited consolidated financial statements of UrAsia for the year ended July 31, 2006 and the period from April 19, 2005 (inception) to July 31, 2005 and the notes thereto and the auditors' report thereon (Schedule "B");

(c) unaudited interim consolidated financial statements of UrAsia for the three month periods ended March 31, 2007 and April 30, 2006 and the notes thereto (Schedule "C"); and

(d) unaudited pro forma condensed consolidated financial statements of Uranium One Inc., which include (i) the unaudited pro forma condensed consolidated balance sheet as at March 31, 2007; (ii) the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2007; and (iii) the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 (Schedule "D").

SCHEDULE "A"
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF URASIA
FOR
THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2006 AND
THE YEAR ENDED JULY 31, 2006

URASIA
ENERGY

URASIA ENERGY LTD.

Consolidated Financial Statements

December 31, 2006

AUDITORS' REPORT

To the Shareholders of UrAsia Energy Ltd.

We have audited the consolidated balance sheets of UrAsia Energy Ltd. as at December 31, 2006 and July 31, 2006, and the consolidated statements of operations and deficit and of cash flows for the five month period ended December 31, 2006 and the year ended July 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and July 31, 2006, and the results of its operations and its cash flows for the five month period ended December 31, 2006 and the year ended July 31, 2006 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 27, 2007

URASIA ENERGY LTD.

Consolidated Balance Sheets

(United States dollars in thousands)

	Note		As at December 31, 2006		July 31, 2006
Assets					
Current assets					
Cash and cash equivalents	4	$	61,838	$	128,328
Restricted cash			500		2,500
Accounts receivable			48,311		10,173
Current portion of loans to joint ventures	5(b)		13,488		4,440
Inventory	6		12,044		11,940
Prepaid expenses and other			875		1,177
			137,056		158,558
Loans to joint ventures	5(b)		39,850		21,000
Mineral properties, plant and equipment	7		768,887		762,547
Other assets	8		25,825		8,920
		$	971,618	$	951,025
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities		$	12,947	$	6,095
Income taxes payable			1,018		3,080
			13,965		9,175
Due to Republic of Kazakhstan	9		1,466		1,046
Future income taxes	13		337,642		365,491
Asset retirement obligation	16		2,856		1,953
			355,929		377,665
Shareholders' equity					
Share capital	10(b)		613,607		612,941
Contributed surplus	10(b)		31,286		9,307
Deficit			(29,204)		(48,888)
			615,689		573,360
		$	971,618	$	951,025

Commitments and contingencies (Notes 10(e), 12, 18)
Subsequent events (Note 18)

Approved by the Board:

"Ian Telfer" Director

"Phillip Shirvington" Director

URASIA ENERGY LTD.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(United States dollars in thousands, except per share amounts)

	Note	Five months ended December 31, 2006	Year ended July 31, 2006
Mine operations			
Revenue from uranium sales		$ 50,449	$ 23,507
Production costs		9,289	9,548
Depreciation and depletion		8,449	5,107
Earnings from mine operations		32,711	8,852
Expenses			
General and administration		2,637	5,493
Stock-based compensation	10(f)	22,162	9,370
Exploration		2,914	2,648
Other		552	169
		28,265	17,680
Income (loss) from operations		4,446	(8,828)
Other income			
Interest and other income		3,742	4,408
Foreign exchange gain (loss)	15	23,507	(41,120)
		27,249	(36,712)
Income (loss) before income taxes		31,695	(45,540)
Provision for (recovery of) income taxes	13		
Current		15,984	5,304
Future		(3,973)	(1,905)
		12,011	3,399
Net income (loss) for the period		19,684	(48,939)
Retained earnings (deficit), beginning of period		(48,888)	51
Deficit, end of period		$ (29,204)	$ (48,888)
Earnings (loss) per share:			
Basic		$ 0.04	$ (0.12)
Diluted	10(g)	$ 0.04	$ (0.12)
Weighted average number of shares outstanding (000's):			
Basic		479,998	406,239
Diluted	10(g)	484,390	406,239

URASIA ENERGY LTD.

Consolidated Statements of Cash Flows

(United States dollars in thousands)

	Note	Five months ended December 31, 2006	Year ended July 31, 2006
Operating activities			
Net income (loss) for the period		$ 19,684	$ (48,939)
Items not involving cash:			
Depreciation and depletion		8,449	5,107
Stock-based compensation		22,162	9,370
Future income taxes		(3,973)	(1,905)
Unrealized foreign exchange (gain) loss		(22,622)	42,662
Other		-	120
Changes in non-cash working capital:			
Accounts receivable		(39,068)	(4,743)
Accrued interest receivable on loans to joint ventures		(748)	-
Prepaid expenses and other		309	1,012
Inventory		(475)	(3,042)
Accounts payable and accrued liabilities		7,019	(4,159)
Income taxes payable		(2,112)	3,080
Cash used in operating activities		(11,375)	(1,437)
Financing activities			
Issue of common shares, net of issue costs		483	570,859
Repayment of short-term loan		-	(106)
Cash provided by financing activities		483	570,753
Investing activities			
Acquisition of interest in Betpak, net of cash acquired	3(b)	-	(356,224)
Acquisition of interest in Kyzyklum, net of cash acquired	3(c)	-	(38,925)
Acquisition of Signature, net of cash acquired	3(a)	-	465
Cash advances to joint ventures	5(b)	(27,150)	(25,440)
Acquisitions of mineral properties, plant and equipment		(13,509)	(12,319)
Advance cash payment for other assets		(16,054)	(8,675)
Restricted cash		2,000	(2,500)
Cash used in investing activities		(54,713)	(443,618)
Effect of foreign exchange rate changes on cash and cash equivalents		(885)	-
Net cash (outflow) inflow for the period		(66,490)	125,698
Cash and cash equivalents, beginning of period		128,328	2,630
Cash and cash equivalents, end of period		$ 61,838	$ 128,328

Supplemental Information:

	Note	Five months ended December 31, 2006	Year ended July 31, 2006
Income taxes paid		$ 13,530	$ 6,136
Interest paid		$ -	$ 45
Non-cash transactions:			
Common shares, warrants and options issued to acquire Signature	3(a)	$ -	$ 424
Common shares issued to acquire the Kharassan project	3(c)	$ -	$ 37,500

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

UrAsia Energy Ltd. ("Company") is a Canadian-based uranium mining and development company that is focused on the development and operation of low cost, in situ leach uranium projects in Central Asia. The Company's shares trade on the TSX – Venture Exchange and the AIM, both under the symbol "UUU".

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company has changed its year end from July 31, to December 31. This has resulted in these financial statements covering a five month period to December 31, 2006. Comparative figures are shown for the preceding financial year to July 31, 2006. Comparative results for the prior period, from the date the Company was incorporated on April 19, 2005, to July 31, 2005, have not been shown as they are insignificant.

These consolidated financial statements include the accounts of the Company, its subsidiaries and the Company's indirect 70% joint venture interest in Betpak Dala LLP ("Betpak") and indirect 30% joint venture interest in Kyzylkum LLP ("Kyzylkum"). The Company's interests in Betpak and Kyzylkum are accounted for by the proportionate consolidation method, as the Company shares joint control over these entities. Under this method, the Company includes in its financial statements its proportionate share of Betpak's and Kyzylkum's assets, liabilities, revenues and expenses (see Note 18(a)).

The principal mineral properties of the Company are listed below:

Mineral properties	Location	Ownership	Status	Operations and projects owned
Betpak	Kazakhstan	70%	Proportionately consolidated	Akdala mine and South Inkai development project
Kyzylkum	Kazakhstan	30%	Proportionately consolidated	Kharassan development project
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%	Consolidated	Exploration projects

All intercompany transactions and balances have been eliminated upon consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Measurement and reporting currency

The Company's measurement and reporting currency is the United States dollar. The Company, its subsidiaries and joint ventures operate in Canada, Kazakhstan and Kyrgyzstan.

The financial statements of the joint ventures and subsidiaries have been translated into United States dollars using the temporal method. The temporal method provides for foreign currency denominated monetary assets and liabilities, which includes future income tax, to be translated into United States dollars at rates of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates and revenues and expenses at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the consolidated statements of operations and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Cash and cash equivalents

Cash and cash equivalents include cash, and short-term money market instruments and short-term commercial papers that have a term of less than 90 days and are readily convertible to cash.

(c) Inventory

Inventories of solutions and uranium concentrates are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site related overhead expenses and depreciation and depletion of mining interests. Consumable materials and supplies are valued at the lower of average cost or replacement cost.

(d) Mineral properties, plant and equipment

Mineral properties, plant and equipment are recorded at cost less accumulated depreciation and depletion.

Mineral properties represent capitalized expenditures related to the development of mineral properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 7. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 7. At least annually or when otherwise appropriate, value from the non-depletable category will be transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves. Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off. Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to sustain current production are included in production costs.

Upon sale or abandonment of any mineral property plant and equipment, the cost and related depreciation or depletion, are written off and any gains or losses thereon are included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Impairment of long-lived assets

Long-lived assets are tested for recoverability annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(f) Environmental protection and asset retirement obligation costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the fair value of the liability for an asset retirement obligation is recognized in the period incurred. The net present value of the liability is added to the carrying amount of the associated asset and amortized over the asset's useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of reclamation. The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. Expenditures relating to ongoing environmental programs are charged against operations as incurred.

(g) Revenue recognition

Revenue from uranium sales is recognized, net of value added tax, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

(h) Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period in which the change is substantively enacted.

(i) Stock compensation

The Company uses the fair value method of accounting for all stock option awards. Under this method, the Company determines the fair value of the compensation expense for all stock options on the date of grant using an option pricing model. The fair value of the options is expensed over the vesting period of the options.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options and warrants with an average market price that exceeds the average exercise prices of the options and warrants for the year are exercised, and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(k) Financial instruments

The Company's financial instruments comprise, primarily, cash and cash equivalents, restricted cash, accounts receivable, loans to joint ventures, accounts payable and income taxes payable. The fair value of these financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

The Company is exposed to fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company has not entered into any derivative financial instruments to manage fluctuations in these rates.

(l) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the proven and probable reserves and resources and the related depletion and amortization, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

3. ACQUISITIONS

(a) Signature Acquisition

In September 2005, Signature signed a binding letter of agreement with UrAsia BVI pursuant to which Signature agreed to acquire all of the issued and outstanding shares of UrAsia BVI in consideration for the issuance of common shares of Signature. Pursuant to the terms of the agreement, Signature consolidated its common shares on a one for two basis and issued one post-consolidation share of Signature for each issued and outstanding ordinary share of UrAsia BVI.

As the shareholders of UrAsia BVI acquired control of Signature following the UrAsia Acquisition, this transaction was a reverse takeover and has been accounted for as an acquisition of Signature by UrAsia BVI. The purchase price has been determined by reference to the fair value of the net assets acquired from Signature.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

(a) Signature Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price:		
5,935,621 common shares	$	271
Stock options and warrants of Signature		153
	$	424
Fair value of net assets acquired:		
Cash	$	465
Non-cash working capital deficiency		(41)
	$	424

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(b) Betpak Acquisition

On November 7, 2005, the Company acquired a 70% joint venture interest in Betpak which has 100% interests in the Akdala Mine and the South Inkai Project, both of which are located in the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $350 million. The remaining 30% interest in Betpak is held by JSC NAC Kazatomprom ("Kazatomprom")

Under terms of the agreement, a bonus payable in cash or shares, capped at $36.4 million, was due based on the uranium reserves discovered on the Akdala and South Inkai properties and surrounding areas during the 12 month period ended November 7, 2006, in excess of the existing uranium reserves and resources. As at November 7, 2006, no additional uranium reserves and resources were discovered on the Akdala and South Inkai properties. No payment was due at December 31, 2006 (July 31, 2006 - $Nil).

A further bonus payment is payable in cash based on uranium reserves discovered on the South Inkai property in excess of 66,000 tonnes. The payment is based on the Company's share of U_3O_8 in excess of 66,000 tonnes times the average spot price of U_3O_8 times 6.25%. This payment is to be calculated at the end of 2011 and each year thereafter, and paid 60 days after the end of the year in which a payment is due. No payment was due at December 31, 2006 (July 31, 2006 - $Nil).

As security for the bonus payment, the Company has pledged its participatory interest in Betpak (including the shares of a subsidiary) and its share of uranium products produced by Betpak.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

(b) Betpak Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price:		
Cash	$	350,000
Acquisition costs		7,690
	$	357,690
Fair value of net assets acquired:		
Cash	$	1,981
Mineral properties, plant and equipment		614,494
Other net assets		683
Future income taxes		(259,468)
	$	357,690

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(c) Kyzylkum Acquisition

On November 7, 2005, the Company acquired a 30% joint venture interest in Kyzylkum which has a 100% interest in the Kharassan Project, located in the south central area of the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $75 million, including $37.5 million in cash with the balance consisting of the issuance of 24,181,250 common shares.

A bonus payment is due upon commencement of commercial production. The seller initially had an option, exercisable until October 31, 2006, to elect to receive this bonus payment as a cash payment of $24 million or receive 15,476,000 shares of the Company. The seller elected under the terms of the arrangement, to receive 15,476,000 shares of the Company upon commencement of commercial production. This fair value of the contingently issuable shares has not been included as part of the purchase price for Kyzylkum as commencement of commercial production could not be reasonably determined at July 31, 2006.

An additional bonus payment of 30% of 12.5% (being an effective 3.75%) of the weighted average spot price of U_3O_8 will be paid on incremental reserves in excess of 55,000 tonnes of U_3O_8 discovered during each fiscal year with payment beginning within 60 days of the end of the 2008 calendar year. No payment was due at December 31, 2006 (July 31, 2006 - $Nil).

The Company is responsible for arranging project financing of $80 million for the construction and commissioning of a mine in respect of the Kharassan Project. As security for this obligation and the obligation to make the bonus payments referred to above, the Company has granted a security interest over the shares of a subsidiary holding the Company's interest in Kharassan.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

(c) Kyzylkum Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price		
Cash	$	37,500
24,181,250 common shares		37,500
Acquisition costs		1,509
	$	76,509
Fair value of net assets acquired:		
Cash	$	84
Mineral properties, plant and equipment		141,487
Other net assets		13
Future income taxes		(65,075)
	$	76,425

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

4. CASH AND CASH EQUIVALENTS

	As at			
	December 31, 2006		July 31, 2006	
Cash	$	21,624	$	61,028
Money market instruments, including cashable Guaranteed Investment Certificates, Bearer Deposit Notes and Commercial Papers		40,214		67,300
Total cash and cash equivalents	$	61,838	$	128,328

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES

(a) Proportionate Interest in Joint Ventures

The Company owns a 70% interest in Betpak and a 30% interest in Kyzylkum. The Company's proportionate shares of assets and liabilities are as follows:

	Betpak	Kyzylkum	Total
As at December 31, 2006:			
Current assets	$ 61,745	$ 5,412	$ 67,157
Mineral properties, plant and equipment	617,740	150,739	768,479
Other assets	10,732	1,679	12,411
Current liabilities	(3,717)	(154)	(3,871)
Loans to joint ventures	(18,986)	(34,352)	(53,338)
Due to Republic of Kazakhstan	(1,466)	-	(1,466)
Future income taxes	(268,938)	(68,662)	(337,600)
Asset retirement obligation	(2,856)	-	(2,856)
Net assets at December 31, 2006	$ 394,254	$ 54,662	$ 448,916
As at July 31, 2006:			
Current assets	$ 24,761	$ 6,923	$ 31,684
Mineral properties, plant and equipment	618,019	143,874	761,893
Other assets	780	-	780
Current liabilities	(6,710)	(160)	(6,870)
Loans to joint ventures	(4,394)	(21,046)	(25,440)
Due to Republic of Kazakhstan	(1,046)	-	(1,046)
Future income taxes	(291,803)	(73,643)	(365,446)
Asset retirement obligation	(1,953)	-	(1,953)
Net assets at July 31, 2006	$ 337,654	$ 55,948	$ 393,602

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES (continued)

(a) Proportionate Interest in Joint Ventures (continued)

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the five month period ended December 31, 2006 are as follows:

	Five months ended December 31, 2006		
	Betpak	Kyzylkum	Total
Revenue	$ 50,449	$ -	$ 50,449
Expenses	(17,276)	-	(17,276)
Foreign exchange gain	19,337	4,426	23,763
Income before income taxes	52,510	4,426	56,936
(Provision for) recovery of income taxes	(12,117)	106	(12,011)
Net income	$ 40,393	$ 4,532	$ 44,925
Cash (used in) provided by operating activities	(18,215)	(180)	(18,395)
Cash advances to joint ventures	33,950	5,400	39,350
Cash used in investing activities	(15,792)	(8,472)	(24,264)
Net decrease in cash	$ (57)	$ (3,252)	$ (3,309)

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the previous year ended July 31, 2006 are as follows:

	Year ended July 31, 2006		
	Betpak	Kyzylkum	Total
Revenue	$ 23,507	$ -	$ 23,507
Expenses	(13,181)	12	(13,169)
Foreign exchange loss	(32,933)	(8,326)	(41,259)
Loss before income taxes	(22,607)	(8,314)	(30,921)
Provision for income taxes	(3,290)	(106)	(3,396)
Net loss	$ (25,897)	$ (8,420)	$ (34,317)
Cash provided by operating activities	6,637	307	6,944
Cash advances to joint ventures	9,870	9,020	18,890
Cash used in investing activities	(13,095)	(2,503)	(15,598)
Net increase in cash	$ 3,412	$ 6,824	$ 10,236

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES (continued)

(b) Loans to Joint Ventures

The following loans have been made to Betpak:

	As at	
	December 31, 2006	July 31, 2006
Loan advanced in December 2005. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable before May 31, 2007.	$ 14,100	$ 14,100
Pursuant to its commitment to provide project financing for construction and commissioning of the South Inkai Project, the Company has made the following loans to Betpak:		
Loan advanced in August 2006. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing February 2007.	15,000	-
Loan advanced in November 2006. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing May 2007.	10,000	-
Loan advanced in November 2006. The loan bears interest at LIBOR plus 6% and is payable before February 12, 2007.	23,500	-
	62,600	14,100
Interest accrued	688	548
	63,288	14,648
Less elimination of proportionate share – 70%	(44,302)	(10,254)
	18,986	4,394
Less current portion	(12,736)	(4,394)
Long term portion	$ 6,250	$ -

Subsequent to December 31, 2006, in advance of scheduled payment dates Betpak has repaid to the Company the total principal amount of all loans outstanding at December 31, 2006 together with all accumulated interest.

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES (continued)

(b) Loans to Joint Ventures (continued)

The following loans have been made to Kyzylkum:

	As at	
	December 31, 2006	July 31, 2006
Pursuant to its obligation to provide project financing for construction and commissioning of the Kharassan Project in the amount of $80 million on or before December 31, 2007, the Company has made the following loans to Kyzylkum:		
Loan advanced in July 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is to be repaid in six equal consecutive amounts on a semi-annual basis commencing July 2008.	$ 30,000	$ 30,000
Loan advanced in November 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is payable in six equal consecutive amounts on a semi-annual basis commencing November 2008.	18,000	-
	48,000	30,000
Interest accrued	1,074	65
	49,074	30,065
Less elimination of proportionate share - 30%	(14,722)	(9,019)
	34,352	21,046
Less current portion	(752)	(46)
Long term portion	$ 33,600	$ 21,000

Subsequent to December 31, 2006, the Company advanced $10 million to Kyzylkum in February 2007 under a loan agreement dated February 12, 2007. The loan bears interest at the LIBOR rate plus 1.5% and is repayable in six equal consecutive instalments payable on a semi-annual basis commencing February 2009. The Company will advance an additional $22 million under this loan agreement to complete its obligation to provide financing of $80 million for funding construction and commissioning of the Kharassan Project.

	As at	
	December 31, 2006	July 31, 2006
Current portion		
Betpak	$ 12,736	$ 4,394
Kyzylkum	752	46
	$ 13,488	$ 4,440
Long-term portion		
Betpak	$ 6,250	$ -
Kyzylkum	33,600	21,000
	$ 39,850	$ 21,000

The loans to joint ventures are unsecured.

(expressed in United States dollars except where noted, tabular amounts in thousands)

6. INVENTORY

	As at December 31, 2006	As at July 31, 2006
Materials and supplies	$ 1,218	$ 1,180
Solutions and concentrates in process	5,035	2,088
Finished uranium concentrates	5,791	8,672
	$ 12,044	$ 11,940

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

The following table summarizes the Company's mineral properties, plant and equipment:

	Cost	Depreciation and depletion	Net book value
As at December 31, 2006:			
Mineral properties	$ 761,627	$ (17,539)	$ 744,088
Plant and equipment	25,348	(549)	24,799
Total as at December 31, 2006	$ 786,975	$ (18,088)	$ 768,887
As at July 31, 2006:			
Mineral properties	$ 754,605	$ (9,656)	$ 744,949
Plant and equipment	18,182	(584)	17,598
Total as at July 31, 2006	$ 772,787	$ (10,240)	$ 762,547

A summary by property of the net book value is as follows:

	Mineral properties			Plant and equipment	December 31, 2006	July 31, 2006
	Depletable	Non-depletable	Total			
Akdala mine	$ 118,755	$ 74,358	$ 193,113	$ 16,294	$ 209,407	$ 217,827
South Inkai project	-	404,125	404,125	3,312	407,437	400,193
Kharassan project	-	146,717	146,717	4,020	150,737	143,874
Kyrgyzstan exploration	-	133	133	220	353	344
Corporate and other	-	-	-	953	953	309
	$ 118,755	$ 625,333	$ 744,088	$ 24,799	$ 768,887	$ 762,547

The Akdala Contract No. 647 dated March 28, 2001 for exploration and development of the uranium deposit at the Akdala field in Southern Kazakhstan as amended by amendments No. 943 dated May 23, 2002, No. 1423 dated June 7, 2004, which assigned the contract to Betpak, and No. 1712 dated April 25, 2005 (the "Akdala Contract") is for a period of 25 years commencing on March 28, 2001 and expiring on March 27, 2026. The Akdala Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty varying between 1.3% and 2.2% depending on the uranium price. These payments are included in production costs.

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

On September 15, 2005, Kazatomprom, owner of the subsoil use rights to explore and extract uranium from the Plot No. 4 of South Inkai deposit in southern Kazakhstan pursuant to Contract No. 1830, transferred its subsoil use rights to Betpak (the "South Inkai Contract"). The South Inkai Contract for subsoil use rights covers a period of 24 years, commencing July 8, 2005. The South Inkai Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty 0.5% of the average sales price of first commercial product.

Betpak is also required, commencing no later than 2010, to drill up to 240 exploration wells and expend an aggregate of $6.0 million on an exploration program for the South Inkai property. In terms of the South Inkai Contract, Betpak is required to build a pilot production facility at an estimated cost of $5.5 million to produce 300 tonnes of uranium.

The Kharassan Contract No. 1799 dated July 8, 2005, for exploration and production of uranium at the Kharassan-1 field in Southern Kazakhstan (the "Kharassan Contract"), amended by amendment No. 1829 dated September 15, 2005, is for a period of 29 years commencing on July 8, 2005 and expiring on July 7, 2034. The Kharassan Contract contemplates an exploration period of four years and a production period of 25 years. During the exploration period an annual work program must be submitted to the appropriate government body for approval. The contract provides the Republic of Kazakhstan with a priority right to purchase uranium produced from the Kharassan property. A royalty will be charged at a rate of 0.5% of the uranium produced.

The Company owns seven exploration licenses to explore for uranium in Kyrgyzstan.

8. OTHER ASSETS

A summary of other assets is provided below:

	As at December 31, 2006	As at July 31, 2006
Prepaid drill rigs (Note 12(c))	$ 13,295	$ 8,093
Advances for plant and equipment	9,790	617
Future income tax assets (Note 13)	1,061	210
Other	1,679	-
	$ 25,825	$ 8,920

9. DUE TO REPUBLIC OF KAZAKHSTAN

Pursuant to the Akdala Contract, Betpak is obligated to reimburse the Government of Kazakhstan for the cost of the geologic studies of the region aggregating $1.5 million, of which $1.0 million is proportionally attributable to the Company. The payments are to be made in 40 equal, quarterly instalments, commencing January 1, 2008 and ending December 31, 2017.

Pursuant to the South Inkai Contract, Betpak is obligated to reimburse the Government of Kazakhstan for the cost of geologic studies of the region aggregating $1.7 million, of which $1.2 million is proportionately attributable to the Company. The payments are to be made as to $35,000 on signing of the contract, which has been paid and the remaining amount to be paid as to $66 per tonne of uranium produced.

(expressed in United States dollars except where noted, tabular amounts in thousands)

9. DUE TO REPUBLIC OF KAZAKHSTAN (continued)

Pursant to the Kharassan Contract, Kyzylkum is obligated to reimburse the Government of Kazakhstan for $2.1 million in respect of the historic cost of geologic studies performed in respect of the Kharassan property, of which $0.6 million is proportionately attributable to the Company. The payments are to be made as to $31,000 on signing of the contract, which has been paid and the remaining amount to be paid as to $66 per tonne of uranium produced.

The Company's proportionate share of the present value of the amount due to the Republic of Kazakhstan is $1.5 million (July 31, 2006 - $1.0 million).

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

(a) Authorized

Unlimited common shares with no par value
Unlimited preference shares with no par value

(b) Issued and fully paid common shares

	Number of Shares	Share Capital	Contributed Surplus
Balance, August 1, 2005	70,400,000	$ 4,094	$ -
Issued pursuant to:			
August private placement (i)	39,000,000	45,787	-
November private placement (ii)	280,000,000	407,044	-
Acquisition of Signature (Note 3(a))	5,935,621	271	153
Acquisition of Kyzylkum (Note 3(c))	24,181,250	37,500	-
February private placement (iii)	56,436,250	116,993	-
Stock options expense	-	-	9,370
Exercise of warrants	3,219,750	673	-
Exercise of options	550,000	579	(216)
Balance, July 31, 2006	479,722,871	612,941	9,307
Exercise of options*	249,833	618	(183)
Stock option expense	-	-	22,162
Exercise of warrants	268,000	48	-
Balance, December 31, 2006	480,240,704	613,607	31,286

* includes cash of $435,000 for options exercised and $183,000 of non-cash charges related to stock based compensation recorded on options exercised.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(b) Issued and fully paid common shares (continued)

(i) On August 26, 2005, the Company completed a brokered private placement of 39,000,000 subscription receipts of the Company at a price of $1.25 (C$1.50) per subscription receipt, with each subscription receipt exercisable, for no additional consideration, into one common share, subject to the terms and conditions of the subscription receipt agreement. In connection with this private placement, share issue costs of $3.1 million were incurred.

(ii) On November 7, 2005, the Company completed a brokered private placement of 280,000,000 subscription receipts (including the agents' option), each exercisable into one common share for no further consideration pursuant to the private placement at a price of $1.53 (C$1.80) per subscription receipt. In connection with this private placement, share issue costs of $21.4 million were incurred.

(iii) On February 24, 2006, the Company completed an underwritten public offering of 39,225,000 common shares of the Company at a price of $2.22 (C$2.55) per common share (the "Issue Price"). The underwriters exercised their option to purchase an additional 9,850,000 common shares at the Issue Price, resulting in gross proceeds of approximately $108.6 million (C$125.1 million). In connection with this private placement, share issue costs of $8.2 million were incurred.

On February 28, 2006, the lead underwriter exercised in full, a greenshoe option to purchase up to 7,361,250 additional common shares of the Company at the Issue Price. The exercise of the greenshoe option resulted in additional gross proceeds of $16.5 million (C$18.8 million).

The total proceeds from the issuance of 56,436,250 common shares therefore amounted to $125.1 million (C$143.9 million).

(c) Stock options

The Company has a "rolling" Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares at the date of the grant. The exercise price of each option shall not be less than the market price of the Company's common shares at the date of grant. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(c) Stock options (continued)

A summary of the changes in outstanding stock options is presented below:

	Number of Options	Weighted Average Exercise Price
Balance, August 1, 2005	-	-
Stock options granted on Signature Acquisition (Note 3(a))	500,000	C$0.53
Granted	11,855,000	C$2.16
Exercised	(550,000)	C$0.76
Forfeited or expired	(20,000)	C$1.80
Balance, July 31, 2006	11,785,000	C$2.16
Granted	10,190,000	C$3.74
Exercised	(249,833)	C$1.95
Forfeited or expired	(66,667)	C$3.00
Balance, December 31, 2006	21,658,500	C$2.90

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

Outstanding	Exerciseable	Exercise Price	Expiry Date
50,000	50,000	C$0.56	April 26, 2010
350,000	350,000	C$1.80	November 7, 2007
6,913,500	5,609,000	C$1.80	November 7, 2015
400,000	266,667	C$1.80	December 9, 2015
1,250,000	1,250,000	C$2.90	February 28, 2016
400,000	133,333	C$2.92	March 2, 2016
710,000	236,667	C$3.00	April 3, 2016
525,000	175,000	C$3.20	April 20, 2016
870,000	290,000	C$2.65	July 7, 2016
10,190,000	9,850,000	C$3.74	November 28, 2016
21,658,500	18,210,667		

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(d) Warrants

A summary of the changes in outstanding warrants is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, August 1, 2005	-	-
Warrants issued on Signature Acquisition (Note 3(a))	3,968,750	C$0.23
Exercised	(3,219,750)	C$0.24
Balance, July 31, 2006	749,000	C$0.20
Exercised	(268,000)	C$0.20
Balance, December 31, 2006	481,000	C$0.20

The warrants outstanding at December 31, 2006 expire on April 25, 2007. Subsequently to the five months ended December 31, 2006 all outstanding warrants have been exercised.

(e) Contingently issuable shares

Under the terms of the acquisition agreement for the Kyzylkum JV interest, the Company is obligated to issue 15,476,000 common shares of the Company upon commencement of commercial production from Kyzylkum.

The shares issuable under this agreement have not been included in the fully diluted earnings per share calculation in the financial statements (Note 9(g)) because the conditions for the issuance have not been met.

(f) Stock based compensation

In the five months ended December 31, 2006, stock based compensation expense of $22.2 million was charged to the statement of operations of which $20.4 million was for options granted during the five months ended December 31, 2006 and $1.8 million was in respect of vesting of previously granted options.

The fair value of the 10,190,000 options granted during the five months ended December 31, 2006 was $21.0 million of which $20.4 million was recorded in the statement of operations as stock-based compensation, with a corresponding credit to contributed surplus disclosed separately in shareholders' equity. The remaining fair value will be recorded in the results of operations over the vesting period. The following weighted average assumptions were used for the Black-Scholes valuation model:

	Five months ended December 31, 2006	Year ended July 31, 2006
Risk-free interest rate	3.8%	4.0%
Expected life	10 years	10 years
Annualized volatility	46%	38%
Dividend rate	0%	0%

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(g) Diluted earnings per share

	Five months ended December 31, 2006	Year ended July 31, 2006
Net income (loss) for the period	$ 19,684	$ (48,939)
Basic weighted average number of shares outstanding (000's)	479,998	406,239
Effect of dilutive securities:		
Stock options	3,791	-
Warrants	601	-
Diluted weighted average number of shares outstanding (000's)	484,390	406,239
Earnings (loss) per share:		
Basic	$ 0.04	$ (0.12)
Diluted	$ 0.04	$ (0.12)

In the five months ended December 31, 2006, 2,985,000 stock options were excluded from the computation of diluted earnings per share as the exercise prices exceeded the average fair market value of the common shares for the period; (year ended July 31, 2006 - no diluted earning per share).

11. RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with companies related by way of directors/and or officers in common:

(a) On June 1, 2005, the Company entered into a financial advisory agreement with Endeavour Financial International Corporation ("Endeavour"), a company related by way of a common director. Endeavour is paid $10,000 per month and may also earn success fees on certain transactions. The initial term of the agreement was for 12 months after which it continues in force on a month-to-month basis, subject to termination on 30 days written notice by either party., Endeavour was paid fees for financial advisory services totalling $50,000 (year ended July 31, 2006: transaction success fees - $4,250,000; financing fees related to public offering - $1,253,000; financial advisory services - $120,000; 450,000 stock options granted to Endeavour, exercisable at $1.53 (C$1.80) per share until November 7, 2015 and had a fair value of $386,000). During the five months ended December 31, 2006, Endeavour was paid fees for office rent and overhead totalling $44,200 (year ended July 31, 2006: $26,800). At December 31, 2006, no amounts were owed to Endeavour (July 31, 2006 - $Nil).

(b) A person related to a director received $27,500 for office rent and services (year ended July 31, 2006: $43,500). At December 31, 2006 no amounts were owed to this person (July 31, 2006 - $Nil).

(expressed in United States dollars except where noted, tabular amounts in thousands)

11. RELATED PARTY TRANSACTIONS (continued)

(c) A company controlled by a related party received $11,500 for office rent and services (year ended July 31, 2006: $36,000). At December 31, 2006, no amounts were owed to this company (July 31, 2006 - $Nil).

(d) A company related to a director received $Nil for air transportation services (year ended July 31, 2006: $830,000). At December 31, 2006, no amounts were owed to this company (July 31, 2006 - $383,500).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. COMMITMENTS AND CONTINGENCIES

(a) Betpak has entered into various agreements for construction and commissioning of the South Inkai Project. Pursuant to these agreements, Betpak had future payment commitments of $37.2 million as of December 31, 2006, of which $26.0 million is the Company's proportionate share.

(b) Kyzylkum has entered into various agreements for construction, infrastructure development and commissioning of the Kharassan Project. Pursuant to these agreements, Kyzylkum had future payment commitments of $47.5 million as of December 31, 2006, of which $14.3 million is the Company's share.

(c) On February 16, 2006, the Company entered into an agreement for the purchase of eight U.S.-built GEFCO drill rigs to supplement the current drill program in Kazakhstan. The contract is for a total of $13.6 million, of which $12.0 million was paid by December 31, 2006. On December 11, 2006, the Company entered into another agreement for the purchase of four U.S.-built GEFCO drill rigs to further supplement the current drill program in Kazakhstan. The contract is for a total amount of $4.3 million, of which $1.3 million was paid by December 31, 2006. The total amount paid under the two agreements and included in other assets is $13.3 million and the balance is payable in 2007.

(d) In accordance with the subsoil contracts, the Company is obliged to carry medical insurance, insurance against accidents during production and occupational diseases to its employees. At December 31, 2006, the Company believes it had sufficient insurance policies in force in respect of public liability and other insurable risks.

(e) On October 20, 2006, the Company concluded an Accession Agreement, which is subject to certain closing conditions which have not been met, with owners of a drilling company in Kazakhstan, Joint Drilling LLP, whereby the Company will acquire a 50% interest for $3.8 million payable in cash. In exchange, it has been agreed that Joint Drilling LLP will purchase at cost two of the US-built GEFCO drill rigs currently being delivered to Kazakhstan.

(f) Due to the complexity and nature of the Company's operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

(expressed in United States dollars except where noted, tabular amounts in thousands)

13. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	Five months ended December 31, 2006	Year ended July 31, 2006
Net income (loss) before income taxes	$ 31,695	$ (45,540)
Combined federal and provincial tax rate	34.12%	34.12%
Expected income tax expense (recovery)	10,814	(15,534)
Increase (decrease) in taxes resulting from:		
Difference between Canadian tax rate and rates applicable to foreign operations	1,229	1,860
Stock-based compensation	7,562	-
Foreign exchange	(10,580)	13,054
Other permanent difference	4,481	2,947
(Decrease) increase in valuation	(495)	1,823
Other	(1,000)	(751)
Income tax provision	$ 12,011	$ 3,399

The significant components of the Company's future income tax assets and liabilities are as follows:

	As at December 31, 2006	As at July 31, 2006
Future income tax assets:		
Non-capital loss carryforwards	$ 503	$ 1,691
Capital assets	1,157	295
Share issue costs	1,869	2,228
Other	1,041	-
Less: valuation allowance	(3,509)	(4,004)
Future income tax assets	$ 1,061	$ 210
Future income tax liabilities:		
Mineral properties, plant and equipment	$ 337,642	$ 365,491

At December 31, 2006, the Company had Canadian non-capital losses available for tax purposes of $0.7 million that will expire in 2026.

(expressed in United States dollars except where noted, tabular amounts in thousands)

14. SEGMENTED INFORMATION

(a) Operating segment – The Company's operations are primarily directed towards the acquisition, exploration and production of uranium in the natural resources sector.

(b) Geographic segments – The Company's assets and mineral properties, plant and equipment by geographic areas are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
As at December 31, 2006:				
Mineral properties, plant and equipment	$ 768,479	$ 352	$ 56	$ 768,887
Total assets, December 31, 2006	$ 850,063	$ 1,271	$ 120,284	$ 971,618
As at July 31, 2006:				
Mineral properties, plant and equipment	$ 762,169	$ 344	$ 34	$ 762,547
Total assets, July 31, 2006	$ 802,901	$ 3,732	$ 144,392	$ 951,025

(c) Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the five month period ended December 31, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 13,482	$ 8	$ 19	$ 13,509
Revenue	50,449	-	-	50,449
Expenses				
Production costs	9,289	-	-	9,289
Depreciation and depletion	8,416	28	5	8,449
General and administration	-	-	2,637	2,637
Stock-based compensation	-	-	22,162	22,162
Exploration	-	2,914	-	2,914
Other	552	-	-	552
	18,257	2,942	24,804	46,003
Income (loss) from operations	32,192	(2,942)	(24,804)	4,446
Other income	24,553	(63)	2,759	27,249
Income (loss) before income taxes	$ 56,745	$ (3,005)	$ (22,045)	$ 31,695

(expressed in United States dollars except where noted, tabular amounts in thousands)

14. SEGMENTED INFORMATION (continued)

Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the year ended July 31, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 11,997	$ 288	$ 34	$ 12,319
Revenue	23,507	-	-	23,507
Expenses				
Production costs	9,548	-	-	9,548
Depreciation and depletion	5,030	76	1	5,107
General and administration	-	-	5,493	5,493
Stock-based compensation	-	-	9,370	9,370
Exploration	-	2,648	-	2,648
Other	169	-	-	169
	14,747	2,724	14,864	32,335
Income (loss) from operations	8,760	(2,724)	(14,864)	(8,828)
Other income	(40,680)	97	3,871	(36,712)
Loss before income taxes	$ (31,920)	$ (2,627)	$ (10,993)	$ (45,540)

(d) The Company derived 88% and 12% of its revenue from sales to two customers during the five month period ended December 31, 2006 (year ended July 31, 2006 – 100% from one customer).

15. FOREIGN EXCHANGE

A summary of foreign exchange gain (loss) by item is as follows:

	Five months ended December 31, 2006	Year ended July 31, 2006
Unrealized foreign exchange gain (loss) on future income tax liability	$ 24,736	$ (42,602)
Foreign exchange (loss) gain on other items	(1,229)	1,482
Total foreign exchange gain (loss)	$ 23,507	$ (41,120)

The amount of $24.7 million of the total foreign exchange gain of $23.5 million recorded for the five month period ended December 31, 2006 relates to an unrealized foreign exchange gain on translation of the future income tax liabilities arising as a consequence of the purchase of participating interests in Betpak and Kyzylkum.

(expressed in United States dollars except where noted, tabular amounts in thousands)

16. ASSET RETIREMENT OBLIGATION

The Company's asset retirement obligation consists of reclamation and closure costs related to its Akdala mine. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The Company's proportionate share of the present value of future obligations is currently estimated to be $2.9 million (July 31, 2006: $2.0 million). The undiscounted value of this liability is $3.8 million (July 31, 2006: $3.8 million). Approximately 25% of the expenditures will occur between 2011 and 2015 with the balance commencing during 2025. Changes to the asset obligation balance are as follows:

	Five months ended December 31, 2006	Year ended July 31, 2006
Asset retirement obligation, beginning of period	$ 1,953	$ 1,875
Accretion expense	604	78
Revision in estimates and liabilities incurred	299	-
Asset retirement obligation, end of period	$ 2,856	$ 1,953

17. ECONOMIC AND OPERATING ENVIRONMENT

The Company's business activities are located in Kazakhstan. Kazakhstan continues to undergo substantial political, economic and social changes. As an emerging market, Kazakhstan does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy. Furthermore, the government of Kazakhstan has not yet fully implemented the reforms necessary to create efficient banking, judicial, taxation and regulatory systems that usually exist in more developed markets. As a result, operations in this country involve risks that are not typically associated with those in developed markets. Although in recent years inflation has not been significant in Kazakhstan, certain risks persist in the current environment with results that include, but are not limited to, a currency that is not freely convertible outside of the country, certain currency controls and immature debt and equity markets characterised by low liquidity levels.

Uncertainty regarding political, legal, tax or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the Company's ability to operate commercially. It is difficult for management to estimate what changes may occur or the resulting effect of any such changes on the Company's financial position or future results of operations. The accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Company's consolidated financial statements in the period when they become known and can be estimated. While the Company has undertaken customary due diligence in the verification of title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

18. SUBSEQUENT EVENT

On February 11, 2007, UrAsia and sxr Uranium One Inc. ("sxr") entered into a definitive arrangement whereby sxr will acquire all of the outstanding common shares of UrAsia, subject to shareholder and regulatory approval. Under the terms of the arrangement, UrAsia shareholders will receive 0.45 sxr common shares for each UrAsia common share. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia, will be exchanged for a warrant or stock option which gives the holder the right to acquire common shares of sxr on the same basis, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

As a result of the proposed transaction, the combined company will be held approximately 60% by UrAsia shareholders and approximately 40% by sxr shareholders. Accordingly, if approved, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles, with UrAsia being identified as the acquirer and sxr as the acquiree. The total purchase price is estimated to be $1.9 billion.

The arrangement provides that UrAsia will pay a break fee of $90 million in certain circumstances, including if the arrangement is terminated by UrAsia in connection with an acceptance of a superior proposal. A break fee of $60 million is payable by sxr in certain circumstances if they terminate the arrangement.

SCHEDULE "B"

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF URASIA

FOR

THE YEAR ENDED JULY 31, 2006 AND

THE PERIOD FROM APRIL 19, 2005 (INCEPTION) TO JULY 31, 2005

URASIA ENERGY

URASIA ENERGY LTD.
(formerly SIGNATURE RESOURCES LTD.)

Consolidated Financial Statements
For the year ended July 31, 2006

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the Shareholders of
UrAsia Energy Ltd.

We have audited the consolidated balance sheets of UrAsia Energy Ltd. (formerly Signature Resources Ltd.) as at July 31, 2006 and 2005, and the consolidated statements of operations, (deficit) retained earnings and cash flows for the year ended July 31, 2006 and for the period from April 19, 2005 (inception) to July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended July 31, 2006 and for the period from April 19, 2005 (inception) to July 31, 2005 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
November 21, 2006

URASIA ENERGY LTD. (formerly Signature Resources Ltd.)

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	July 31, 2006	July 31, 2005
ASSETS		
Current		
Cash and cash equivalents (Note 4)	$ 128,328	$ 2,630
Restricted cash (Note 12(a))	2,500	-
Accounts receivable	10,173	-
Current portion of loans to joint ventures (Note 5(b))	4,440	-
Inventory (Note 6)	11,940	-
Prepaid expenses	1,177	752
	158,558	3,382
Loans to joint ventures (Note 5(b))	21,000	-
Mineral properties, plant and equipment (Note 7)	762,547	82
Other assets (Note 8)	8,920	1,342
	$ 951,025	$ 4,806
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 6,095	$ 555
Income taxes payable	3,080	-
Short-term loan payable	-	106
	9,175	661
Due to Republic of Kazakhstan (Note 9)	1,046	-
Future income taxes (Note 13)	365,491	-
Asset retirement obligation (Note 16)	1,953	-
	377,665	661
Shareholders' equity		
Share capital (Note 10(b))	612,941	4,094
Contributed surplus (Note 10(b))	9,307	-
(Deficit) retained earnings	(48,888)	51
	573,360	4,145
	$ 951,025	$ 4,806

Commitments and contingencies (Notes 7, 9, 12 and 18)
Subsequent events (Notes 12 and 19)

Approved by the Board:

"Ian Telfer" Director

"Phillip Shirvington" Director

URASIA ENERGY LTD. (formerly Signature Resources Ltd.)

Consolidated Statements of Operations and Retained (Deficit) Earnings

(Expressed in thousands of United States dollars, except share amounts)

	Year ended July 31, 2006	April 19, 2005 (inception date) to July 31, 2005
MINE OPERATIONS		
Revenue from uranium sales	$ 23,507	$ -
Production costs	9,548	-
Depreciation and depletion	5,107	-
Earnings from mine operations	8,852	-
EXPENSES		
General and administration	5,493	91
Stock-based compensation (Note 10(e))	9,370	-
Exploration	2,648	-
Other	169	-
	17,680	91
Loss from operations	(8,828)	(91)
OTHER INCOME (EXPENSE)		
Interest and other income	4,408	10
Foreign exchange (loss) gain (Note 15)	(41,120)	132
	(36,712)	142
(Loss) income before income taxes	(45,540)	51
Provision for (recovery of) income taxes (Note 13)		
Current	5,304	-
Future	(1,905)	-
	3,399	-
Net (loss) income for the period	(48,939)	51
Retained earnings, beginning of period	51	-
Retained (deficit) earnings, end of period	$ (48,888)	$ 51
Loss per share, basic and diluted	$ (0.12)	$ 0.00
Weighted average number of common shares outstanding (000's), basic and diluted	406,239	45,902

URASIA ENERGY LTD. (formerly Signature Resources Ltd.)

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Year ended July 31, 2006	April 19, 2005 (inception date) to July 31, 2005
OPERATING ACTIVITIES		
Net (loss) income for the period	$ (48,939)	$ 51
Items not involving cash:		
Depreciation and depletion	5,107	-
Stock-based compensation	9,370	-
Future income taxes	(1,905)	-
Foreign exchange loss	42,662	-
Other	120	-
Changes in non-cash working capital		
Accounts receivable	(4,743)	-
Prepaid expenses	1,012	(747)
Inventory	(3,042)	-
Accounts payable and accrued liabilities	(1,079)	40
Cash used in operating activities	(1,437)	(656)
FINANCING ACTIVITIES		
Issue of common shares, net of issue costs	570,859	4,090
(Repayment of) proceeds from short-term loan	(106)	106
Cash provided by financing activities	570,753	4,196
INVESTING ACTIVITIES		
Acquisition of interest in Betpak, net of cash acquired (Note 3 (b))	(356,224)	-
Acquisition of interest in Kyzylkum, net of cash acquired (Note 3 (c))	(38,925)	-
Acquisition of Signature, net of cash acquired (Note 3 (a))	465	-
Deferred acquisition costs	-	(825)
Cash advances to joint ventures (Note 5(b))	(25,440)	-
Acquisitions of mineral properties, plant and equipment	(12,319)	(85)
Advance cash payment for other assets	(8,675)	-
Restricted cash	(2,500)	-
Cash used in investing activities	(443,618)	(910)
Net cash inflow for the period	125,698	2,630
Cash and cash equivalents, beginning of period	2,630	-
Cash and cash equivalents, end of period	$ 128,328	$ 2,630
Supplemental information		
Income taxes paid	$ 6,136	$ -
Interest paid	$ 45	$ -

Non-cash transactions

The Company issued common shares, warrants and options valued at $424,000 to acquire Signature (Note 3(a)).

The Company issued common shares valued at $37,500,000 to acquire the Kharassan project (Note 3(c)).

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS

UrAsia Energy Ltd. is a Canadian-based uranium mining and development company that is focused on the development and operation of low cost, in situ leach uranium projects in Central Asia.

These consolidated financial statements reflect the acquisition of UrAsia Energy Holdings Ltd. previously known as UrAsia Energy (B.V.I.) Ltd. ("**UrAsia BVI**") by Signature Resources Ltd. ("**Signature**") on November 7, 2005 (the "**UrAsia Acquisition**"). As the shareholders of UrAsia BVI acquired control of Signature following the UrAsia Acquisition, this business combination, described as a reverse takeover, has been accounted for as an acquisition of Signature by UrAsia BVI (Note 3(a)). The name of Signature was changed to UrAsia Energy Ltd. on November 7, 2005, and the shares of Signature were consolidated on a one for two basis. UrAsia Energy Ltd. and UrAsia BVI are referred to collectively herein as the "**Company**".

UrAsia BVI was incorporated in the British Virgin Islands under the International Companies Act of the British Virgin Islands on April 19, 2005. Comparative consolidated statements of operations, retained earnings and cash flows therefore include the period from April 19, 2005 (inception date) to July 31, 2005.
Signature was originally incorporated as Tuxedo Resources Ltd. on March 31, 1988 under the laws of British Columbia and was admitted to the TSX Venture Exchange ("**TSX-V**") on March 18, 2003 as a natural resource company engaged in the acquisition and exploration of mining properties. On April 20, 2004, Tuxedo Resources Ltd. changed its name to Signature.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("**Canadian GAAP**"). The preparation of the annual financial statements is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements in the prior year.

Unless where otherwise noted, these consolidated financial statements and their accompanying notes are presented in United States dollars. Canadian dollars are referred to as "**C$**".

The Company has adopted the following significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, including its indirect 70% joint venture interest in Betpak Dala LLP ("**Betpak**") and its indirect 30% joint venture interest in Kyzylkum LLP ("**Kyzylkum**"). The Company's interests in Betpak and Kyzylkum are accounted for by the proportionate consolidation method, as the Company shares joint control over these entities. Under this method, the Company includes in its financial statements its proportionate share of Betpak's and Kyzylkum's assets, liabilities, revenues and expenses.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of consolidation *(continued)*

The principal mineral properties of the Company are listed below:

Mineral properties	Location	Ownership	Status	Operations and projects owned
Betpak	Kazakhstan	70%	Proportionately consolidated	Akdala mine and South Inkai development project
Kyzylkum	Kazakhstan	30%	Proportionately consolidated	Karassan development project
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%	Consolidated	Exploration projects

All significant inter-company transactions and balances have been eliminated upon consolidation.

(b) Functional and reporting currency

The Company's functional and reporting currency is the United States dollar. The Company, its subsidiaries and joint ventures operate in Canada, Kazakhstan and Kyrgyzstan.

The financial statements of the joint ventures and subsidiaries have been translated into United States dollars using the temporal method. The temporal method provides for foreign currency denominated monetary assets and liabilities, which includes future income tax, to be translated into United States dollars at rates of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates and revenues and expenses at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the consolidated statements of operations and deficit.

(c) Cash and cash equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash.

(d) Inventory

Inventories of solutions and uranium concentrates are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Consumable materials and supplies are valued at the lower of average cost or replacement cost.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Mineral properties, plant and equipment

Mineral properties, plant and equipment are recorded at cost less accumulated depreciation and depletion.

Mineral properties represent capitalized expenditures related to the development of mineral properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 7. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 7. At least annually or when otherwise appropriate, value from the non-depletable category will be transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves. Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off. Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to sustain current production are included in production costs.

Upon sale or abandonment of any mineral property plant and equipment, the cost and related depreciation or depletion, are written off and any gains or losses thereon are included in operations.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Impairment of long-lived assets

Long-lived assets are tested for recoverability annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(g) Environmental protection and asset retirement obligation costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the fair value of the liability for an asset retirement obligation is recognized in the period incurred. The net present value of the liability is added to the carrying amount of the associated asset and amortized over the asset's useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of reclamation. The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. Expenditures relating to ongoing environmental programs are charged against operations as incurred.

(h) Revenue recognition

Revenue from uranium sales is recognized, net of value added tax, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

(i) Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period in which the change is substantively enacted.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Stock compensation

The Company uses the fair value method of accounting for all stock option awards. Under this method, the Company determines the fair value of the compensation expense for all stock options on the date of grant using an option pricing model. The fair value of the options is expensed over the vesting period of the options.

(k) Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options and warrants with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(l) Financial instruments

The Company's financial instruments comprise, primarily, cash and cash equivalents, restricted cash, accounts receivable, loans to joint ventures and accounts payable. The fair value of these financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

The Company is exposed to fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company has not entered into any derivative financial instruments to manage fluctuations in these rates.

(m) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

3. **ACQUISITIONS**

(a) Signature Acquisition

In September 2005, Signature signed a binding letter of agreement with UrAsia BVI pursuant to which Signature agreed to acquire all of the issued and outstanding shares of UrAsia BVI in consideration for the issuance of common shares of Signature. Pursuant to the terms of the agreement, Signature consolidated its common shares on a one for two basis and issued one post-consolidation share of Signature for each issued and outstanding ordinary share of UrAsia BVI.

As the shareholders of UrAsia BVI acquired control of Signature following the UrAsia Acquisition, this transaction is a reverse takeover and has been accounted for as an acquisition of Signature by UrAsia BVI. The purchase price has been determined by reference to the fair value of the net assets acquired from Signature.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. **ACQUISITIONS** (continued)

***(a) Signature Acquisition** (continued)*

The allocation of the purchase price is summarized in the table below:

Purchase price:		
5,935,621 common shares	$	271
Stock options and warrants of Signature		153
	$	424
Fair value of net assets acquired:		
Cash	$	465
Non-cash working capital deficiency		(41)
	$	424

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(b) Betpak Acquisition

On November 7, 2005, the Company acquired a 70% joint venture interest in Betpak which has 100% interests in the Akdala Mine and the South Inkai Project, both of which are located in the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $350 million. The remaining 30% interest in Betpak is held by JSC NAC Kazatomprom ("Kazatomprom")

Under terms of the agreement, a bonus payable in cash or shares, capped at $36.4 million, is due based on the uranium reserves discovered on the Akdala and South Inkai properties and surrounding areas during the 12 month period ended Nobember 7, 2006, in excess of the existing uranium reserves and resources. As at November 7, 2006, no additional uranium reserves and resources were discovered on the Akdala and South Inkai properties.

A further bonus payment is payable in cash based on uranium reserves discovered on the South Inkai property in excess of 66,000 tonnes. The payment is based on the Company's share of U_3O_8 in excess of 66,000 tonnes times the average spot price of U_3O_8 times 6.25%. This payment is to be calculated at the end of 2011 and each year thereafter, and paid 60 days after the end of the year in which a payment is due. No payment was due at July 31, 2006.

As security for the bonus payment, the Company has pledged its participatory interest in Betpak (including the shares of a subsidiary) and its share of uranium products produced by Betpak.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

***(b) Betpak Acquisition** (continued)*

The allocation of the purchase price is summarized in the table below:

Purchase price:		
Cash	$	350,000
Acquisition costs		7,690
	$	357,690
Fair value of net assets acquired:		
Cash	$	1,981
Mineral properties, plant and equipment		614,494
Other net assets		683
Future income taxes		(259,468)
	$	357,690

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(c) Kyzylkum Acquisition

On November 7, 2005, the Company acquired a 30% joint venture interest in Kyzylkum which has a 100% interest in the Kharassan Project, located in the south central area of the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $75 million, including $37.5 million in cash with the balance consisting of the issuance of 24,181,250 common shares.

A bonus payment is due upon commencement of commercial production. The seller initially had an option, exercisable until October 31, 2006, to elect to receive this bonus payment as a cash payment of $24 million or receive 15,476,000 shares of the Company. The seller elected under the terms of the arrangement, to receive 15,476,000 shares of the Company upon commencement of commercial production. This fair value of the contingently issuable shares has not been included as part of the purchase price for Kyzylkum as commencement of commercial production cannot be reasonably determined as at July 31, 2006.

An additional bonus payment of 30% of 12.5% (being an effective 3.75%) of the weighted average spot price of U_3O_8 will be paid on incremental reserves in excess of 55,000 tonnes of U_3O_8 discovered during each fiscal year with payment beginning within 60 days of the end of the 2008 calendar year. No payment was due at July 31, 2006.

The Company is responsible for arranging project financing of $80,000,000 for the construction and commissioning of a mine in respect of the Kharassan Project. As security for this obligation and the obligation to make the bonus payments referred to above, the Company has granted a security interest over the shares of a subsidiary holding the Company's interest in Kharassan.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

(c) Kyzylkum Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price		
Cash	$	37,500
24,181,250 common shares		37,500
Acquisition costs		1,509
	$	76,509
Fair value of net assets acquired:		
Cash	$	84
Mineral properties, plant and equipment		141,487
Other net assets		13
Future income taxes		(65,075)
	$	76,425

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

4. CASH AND CASH EQUIVALENTS

	July 31, 2006	July 31, 2005
Cash	$ 61,028	$ 2,630
Money maket instruments, including cashable Guaranteed Investment Certificates and Bankers Depository Notes	67,300	-
	$ 128,328	$ 2,630

5. JOINT VENTURES

(a) Proportionate Interest in Joint Ventures

The Company owns a 70% interest in Betpak and a 30% interest in Kyzylkum. The Company's proportionate shares of assets and liabilities are as follows:

	July 31, 2006		
	Betpak	Kyzylkum	Total
Current assets	$ 24,761	$ 6,923	$ 31,684
Mineral properties, plant and equipment	618,019	143,874	761,893
Other assets	780	-	780
Current liabilities	(6,710)	(160)	(6,870)
Loans to joint ventures	(4,394)	(21,046)	(25,440)
Due to Republic of Kazakhstan	(1,046)	-	(1,046)
Future income taxes	(291,803)	(73,643)	(365,446)
Asset retirement obligation	(1,953)	-	(1,953)
Net assets	$ 337,654	$ 55,948	$ 393,602

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES (continued)

(a) Proportionate interest in Joint Ventures (continued)

The Company's proportionate share of Betpak and Kyzylkum's revenues, expenses, net loss and cash flows are as follows:

	Year ended July 31, 2006		
	Betpak	Kyzylkum	Total
Revenues	$ 23,507	$ -	$ 23,507
Expenses	(13,181)	12	(13,169)
Foreign exchange loss	(32,933)	(8,326)	(41,259)
Loss before income taxes	(22,607)	(8,314)	(30,921)
Provision for income taxes	(3,290)	(106)	(3,396)
Net loss	$ (25,897)	$ (8,420)	$ (34,317)
Cash provided by operating activities	6,637	307	6,944
Cash advances to joint ventures	9,870	9,020	18,890
Cash used in investing activities	(13,095)	(2,503)	(15,598)
Net increase in cash	$ 3,412	$ 6,824	$ 10,236

(b) Loans to Joint Ventures

Since acquiring Betpak the Company advanced $14.1 million to Betpak in December 2005. The loan bears interest at LIBOR plus 1.5% per annum, and is repayable on May 31, 2007. As at July 31, 2006 the total amount receivable from Betpak was $14,648,000 including interest accrued on the loan (Note 19(b)).

Pursuant to its obligation to provide project financing for construction and commissioning of the Kharassan Project in the amount of $80 million on or before December 31, 2007 the Company has advanced $30 million to Kyzylkum at July 24, 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing December 2006. The principal amount is to be repaid in six equal consecutive amounts on a semi-annual basis commencing in June 2008. As at July 31, 2006 the total amount receivable from Kyzylkum was $30,065,000 including interest accrued (Note 19(b)).

Below is a summary of loans to joint ventures adjusted for the Company's proportionate share of cash advanced:

	July 31, 2006		
	Betpak	Kyzylkum	Total
Principal and interest	$ 4,394	$ 21,046	$ 25,440
Less current portion	(4,394)	(46)	(4,440)
Long-term portion	$ -	$ 21,000	$ 21,000

The Company had no joint venture interests at July 31, 2005.

(expressed in United States dollars except where noted, tabular amounts in thousands)

6. INVENTORY

	July 31, 2006	July 31, 2005
Materials and supplies	$ 1,180	$ -
Solutions and uranium concentrates	10,760	-
	$ 11,940	$ -

7. **MINERAL PROPERTIES, PLANT AND EQUIPMENT**

The following table summarizes the Company's mineral properties, plant and equipment:

	July 31, 2006			July 31, 2005
	Cost	Depreciation and depletion	Net book value	Net book value
Mineral properties	$ 754,605	$ (9,656)	$ 744,949	$ -
Plant and equipment	18,182	(584)	17,598	82
	$ 772,787	$ (10,240)	$ 762,547	$ 82

A summary by property of the net book value is as follows:

	Mineral properties			Plant and equipment	July 31, 2006	July 31, 2005
	Depletable	Non-depletable	Total			
Akdala mine	$ 126,638	$ 74,358	$ 200,996	$ 16,831	$ 217,827	$ -
South Inkai project	-	400,193	400,193	-	400,193	-
Kharassan project	-	143,627	143,627	247	143,874	-
Kyrgyzstan exploration	-	133	133	211	344	-
Corporate and other	-	-	-	309	309	82
	$ 126,638	$ 618,311	$ 744,949	$ 17,598	$ 762,547	$ 82

The Akdala Contract No. 647 dated March 28, 2001 for exploration and development of the uranium deposit at the Akdala field in Southern Kazakhstan as amended by amendments No. 943 dated May 23, 2002, No. 1423 dated June 7, 2004, which assigned the contract to Betpak, and No. 1712 dated April 25, 2005 (the "**Akdala Contract**") is for a period of 25 years commencing on March 28, 2001 and expiring on March 27, 2026. The Akdala Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty varying between 1.3% and 2.2% depending on the uranium price. These payments are included in production costs.

On September 15, 2005, Kazatomprom, owner of the subsoil use rights to explore and extract uranium from the Plot No. 4 of South Inkai deposit in southern Kazakhstan pursuant to Contract No. 1830, transferred its subsoil use rights to Betpak (the "**South Inkai Contract**"). The South Inkai Contract for subsoil use rights covers a period of 24 years, commencing July 8, 2005. The South Inkai Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty 0.5% of the average sales price of first commercial product.

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Betpak is also required, commencing no later than 2010, to drill up to 240 exploration wells and expend an aggregate of $6.0 million on an exploration program for the South Inkai property. In terms of the South Inkai Contract Betpak is required to build a pilot production facility at an estimated cost of $5.5 million to produce 300 tonnes of uranium.

The Kharassan Contract No. 1799 dated July 8, 2005, for exploration and production of uranium at the Kharassan-1 field in Southern Kazakhstan (the "**Kharassan Contract**"), amended by amendment No. 1829 dated September 15, 2005, is for a period of 29 years commencing on July 8, 2005 and expiring on July 7, 2034. The Kharassan Contract contemplates an exploration period of four years and a production period of 25 years. During the exploration period an annual work program must be submitted to the appropriate government body for approval. The contract provides the Republic of Kazakhstan with a priority right to purchase uranium produced from the Kharassan property. A royalty will be charged at a rate of 0.5% of the uranium produced.

The Company owns seven exploration licenses to explore for uranium in Kyrgyzstan.

8. OTHER ASSETS

A summary of other assets is provided below:

	July 31, 2006	July 31, 2005
Prepaid drill rigs (Note 12 (b))	$ 8,093	$ -
Deferred pre-acquisition costs	-	1,342
Future income tax assets (Note 13)	210	-
Other	617	-
	$ 8,920	$ 1,342

9. DUE TO REPUBLIC OF KAZAKHSTAN

At July 31, 2006, Betpak was obligated to reimburse the Government of Kazakhstan for $1,494,000 in respect of the historical cost of geologic studies performed in respect of the Akdala property, of which $1,046,000 is proportionately attributable to the Company. Pursuant to the Akdala Contract, Betpak is obligated to reimburse the cost of the geologic studies in 40 equal, quarterly instalments, commencing January 1, 2008 and ending

December 31, 2017. Should Betpak default on these payments, Kazatomprom retains the right to seize ownership of the Akdala Contract.

(expressed in United States dollars except where noted, tabular amounts in thousands)

9. DUE TO REPUBLIC OF KAZAKHSTAN (continued)

Pursuant to the South Inkai Contract, Betpak is obligated to reimburse the cost of geologic studies of the region aggregating $1,749,000, of which $1,200,000 is proportionately attributable to the Company. The payments are to be made as to $35,000 on signing of the contract, which has been paid and the remaining $1,714,000 to be paid as to $66.00 per tonne of uranium produced. The remaining balance is a contingent liability and has not been recorded as South Inkai is a development property. Should Betpak default on these payments, Kazatomprom retains the right to seize ownership of the South Inkai contract.

Pursant to the Kharassan Contract, at July 31, 2006, Kyzylkum was obligated to reimburse the Government of Kazakhstan for $2,059,000 in respect of the historic cost of geologic studies performed in respect of the Kharassan property, of which $618,000 is proportionately attributable to the Company. The payments are to be made as to $31,000 on signing of the contract, which occurred during April 2006, and the remaining $2,028,000 to be paid as to $66.00 per tonne of uranium produced. The remaining balance is a contingent liability and has not been recorded as Kharassan is a development property.

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

(a) Authorized

Unlimited common shares with no par value
Unlimited preference shares with no par value

(b) Issued and fully paid common shares

	Number of shares *	Share capital	Contributed surplus
Issued pursuant to:			
Incorporation	57,500,000	$ 5	$ -
Private placement,			
net of share issue costs (i)	12,900,000	4,089	-
Balance, July 31, 2005	70,400,000	4,094	-
Issued pursuant to:			
August private placement (ii)	39,000,000	45,787	-
November private placement (iii)	280,000,000	407,044	-
Acquisition of Signature (Note 3(a))	5,935,621	271	153
Acquisition of Kyzylkum (Note 3(c))	24,181,250	37,500	-
February private placement (iv)	56,436,250	116,993	
Grant of stock options	-	-	9,370
Exercise of warrants	3,219,750	673	-
Exercise of options	550,000	579	(216)
Balance, July 31, 2006	479,722,871	$ 612,941	$ 9,307

* After giving effect to the share consolidation (see Note 1).

(i) On June 15, 2005, the Company completed a non-brokered private placement of 12,900,000 common shares at a price of $0.32 (C$0.40) per share. In connection with this private placement, share issue costs of $4,000 were incurred.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(b) Issued and fully paid common shares (continued)

(ii) On August 26, 2005, the Company completed a brokered private placement of 39,000,000 subscription receipts of the Company at a price of $1.25 (C$1.50) per subscription receipt, with each subscription receipt exercisable, for no additional consideration, into one common share, subject to the terms and conditions of the subscription receipt agreement. In connection with this private placement, share issue costs of $3,138,000 were incurred.

(iii) On November 7, 2005, the Company completed a brokered private placement of 280,000,000 subscription receipts (including the agents' option), each exercisable into one common share for no further consideration pursuant to the private placement at a price of $1.53 (C$1.80) per subscription receipt. In connection with this private placement, share issue costs of $21,357,000 were incurred.

(iv) On February 24, 2006, the Company completed an underwritten public offering of 39,225,000 common shares of the Company at a price of $2.22 (C$2.55) per common share (the "Issue Price"). The underwriters exercised their option to purchase an additional 9,850,000 common shares at the Issue Price, resulting in gross proceeds of approximately $108,648,000 (C$125,141,000). In connection with this private placement, share issue costs of $8,151,000 were incurred.

On February 28, 2006, the lead underwriter exercised in full, a greenshoe option to purchase up to 7,361,250 additional common shares of the Company at the Issue Price. The exercise of the greenshoe option resulted in additional gross proceeds of $16,495,000 (C$18,771,200).

The total proceeds from the issuance of 56,436,250 common shares therefore amounted to $125,143,000 (C$143,912,000).

As at July 31, 2006, there were no shares (July 31, 2005: 112,500) held in escrow.

(c) Stock Options

The Company has a "rolling" Stock Option Plan (the "Plan") in compliance with the TSX-V's policy for granting stock options. Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares at the date of the grant. The exercise price of each option shall not be less than the market price of the Company's common shares at the date of grant. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(c) Stock Options (continued)

A summary of the changes in outstanding stock options is presented below:

	Number of options	Weighted average exercise price
Balance, August 1, 2005	-	-
Stock options issued on Signature		
Acquisition (Note 3(a))	500,000	C$0.53
Granted	11,855,000	C$2.16
Exercised	(550,000)	C$0.76
Forfeited or expired	(20,000)	C$1.80
Balance, July 31, 2006	11,785,000	C$2.16

The following table summarizes information about the stock options outstanding and exercisable at July 31, 2006:

Outstanding	Exercisable	Exercise price	Expiry date
50,000	50,000	C$0.56	April 26, 2010
350,000	262,500	C$1.80	November 7, 2007
7,130,000	4,304,497	C$1.80	November 7, 2015
400,000	133,333	C$1.80	December 9, 2015
1,250,000	1,250,000	C$2.90	February 28, 2016
400,000	133,332	C$2.92	March 2, 2016
810,000	269,999	C$3.00	April 3, 2016
525,000	174,999	C$3.20	April 20, 2016
870,000	289,997	C$2.65	July 7, 2016
11,785,000	6,868,657		

(d) Warrants

A summary of the changes in outstanding warrants is presented below:

	Number of warrants	Weighted average exercise price
Balance, August 1, 2005	-	-
Warrants issued on Signature		
Acquisition (Note 3(a))	3,968,750	C$0.23
Exercised	(3,219,750)	C$0.24
Balance, July 31, 2006	749,000	C$0.20

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(d) Warrants (continued)

The following table summarizes information about the warrants outstanding and exercisable at July 31, 2006:

Number of warrants	Exercise price	Expiry date
749,000	C$0.20	April 25, 2007

(e) Stock based compensation

The fair value of the 11,835,000 options granted was $12,928,000 of which $9,370,000 has been recorded in the statement of operations as stock-based compensation, with a corresponding credit to contributed surplus disclosed separately in shareholders' equity. The remaining fair value will be recorded in the results of operations over the vesting period. The following weighted average assumptions were used for the Black-Scholes valuation of the stock options granted:

Risk-free interest rate	4%
Expected life	10 years
Annualized volatility	38%
Dividend rate	0%

11. RELATED PARTY TRANSACTIONS

During the year ended July 31, 2006, the Company incurred the following expenses with companies related by way of directors/and or officers in common:

(a) Transaction success fees totalling $4,250,000 were paid to Endeavour Financial International Corporation ("Endeavour"), a company related by way of a common director, and are included in mineral properties, plant and equipment as part of the cost of acquiring Betpak and Kyzylkum; Endeavour was also paid a financing fee of $1,253,000 in relation to the underwritten public offering of the Company; Endeavour was also paid fees for financial advisory services totalling $120,000 and office rent and overhead totalling $26,837. At July 31, 2006 no amounts were owed to Endeavour (2005 - $Nil).

(b) A company related to a director charged $830,130 for air transportation services; of this amount $383,605 is included in accounts payable at July 31, 2006 (2005 - $Nil).

(c) A person related to a director received $43,500 for office rent and services. At July 31, 2006 no amounts were owed to this person (2005 - $Nil).

(d) A company controlled by a related party received $36,000 for office rent and services. At July 31, 2006 no amounts were owed to this company (2005 - $Nil).

(e) On November 7, 2005, the Company granted 450,000 stock options to Endeavour, exercisable at $1.53 (C$1.80) per share until November 7, 2015, which had a fair value of $386,000.

(expressed in United States dollars except where noted, tabular amounts in thousands)

11. RELATED PARTY TRANSACTIONS (continued)

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. COMMITMENTS

Commitments related to the Akdala, South Inkai and Kharassan mineral properties are disclosed in Notes 3 and 7. In addition, the Company has the following commitments:

(a) On February 10 and May 30, 2006, the Company entered into two sales agreements for the supply of uranium concentrates from the Akdala uranium mine in the Republic of Kazakhstan. These contracts included performance bonds in the form of two irrevocable Stand-by Letters of Credit for the amount of $2,000,000 and $500,000, which were issued by the Company in favour of a buyer on March 7, 2006 and June 26, 2006. These Letters of Credit will expire on February 7, 2007 and on April 30, 2007 or upon successful performance under the purchase contracts, whichever occurs first. The Company has secured the Stand by Letters of Credit with the cash amount of $2,500,000.

(b) On February 16, 2006, the Company entered into an agreement for the purchase of eight U.S.-built GEFCO drill rigs to supplement the current drill program in Kazakhstan. The contract is for a total of $12,949,000, of which $8,093,000 was paid by July 31, 2006 and is included in other assets. The balance, including the amount of $1,619,000 paid in September 2006, is payable over the next year.

(c) On June 1, 2005, the Company entered into a financial advisory agreement with Endeavour. Endeavour charges $10,000 per month and may also earn success fees on certain transactions. The initial term of the agreement was for 12 months after which it continues in force on a month-to-month basis, subject to termination on 30 days written notice by either party.

(d) Effective November 2005, the Company engaged Vanguard Shareholder Solutions Inc. to provide public relations services to the Company. For its services, Vanguard charges C$10,000 per month plus expenses. The term of the agreement is 12 months. The Company has granted Vanguard 350,000 stock options at a price of C$1.80 per share for a period of 2 years, subject to a 12 month vesting schedule.

(expressed in United States dollars except where noted, tabular amounts in thousands)

13. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	Year ended July 31, 2006	April 19, 2005 to July 31, 2005
(Loss) income before income taxes	$ (45,540)	$ 51
Combined federal and provincial tax rate	34.12%	35.60%
Expected income tax recovery	(15,534)	$ 18
Increase (decrease) in taxes resulting from:		
Difference between Canadian tax rate and rates applicable to subsidiaries in other countries	1,860	-
Increase in valuation allowance	1,823	-
Foreign exchange	13,054	(18)
Permanent difference	(250)	-
Non-deductible expenditures	3,197	-
Other	(751)	-
Income tax provision	$ 3,399	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	July 31, 2006	July 31, 2005
Future income tax assets:		
Non-capital loss carryforwards	$ 1,691	$ -
Share issue costs and other	2,523	
Less: valuation allowance	(4,004)	-
Future income tax assets	$ 210	$ -
Future income tax liabilities:		
Mineral properties, plant and equipment	$ 365,491	$ -

At July 31, 2006, the Company had non-capital losses available for tax purposes of $6,500,000 that expire from 2011 to 2026.

(expressed in United States dollars except where noted, tabular amounts in thousands)

14. SEGMENTED INFORMATION

(a) Operating segment – The Company's operations are primarily directed towards the acquisition, exploration and production of uranium in the natural resources sector.

(b) Geographic segments – The Company's assets, revenues and expenses by geographic areas for the year ended July 31, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment	$ 762,169	$ 344	$ 34	$ 762,547
Total assets	802,901	3,732	144,392	951,025
Plant and equipment expenditures	11,997	288	34	12,319
Revenues	23,507	-	-	23,507
Expenses				
Production costs	9,548	-	-	9,548
Depreciation and depletion	5,030	76	1	5,107
General and administration	-	-	5,493	5,493
Stock-based compensation	-	-	9,370	9,370
Exploration	-	2,648	-	2,648
Other	169	-	-	169
	14,747	2,724	14,864	32,335
Income (loss) from operations	8,760	(2,724)	(14,864)	(8,828)
Other (loss) income	(40,680)	97	3,871	(36,712)
Loss before income taxes	$ (31,920)	$ (2,627)	$ (10,993)	$ (45,540)

(c) In the period from April 19, 2005 (inception date) to July 31, 2005 all operations, assets and liabilities of the Company were located primarily in Cayman Islands.

(d) The Company derived all of its revenue from sales to two customers during the year ended July 31, 2006.

(expressed in United States dollars except where noted, tabular amounts in thousands)

15. FOREIGN EXCHANGE

A summary of foreign exchange (loss) gain by item is as follows:

	Year ended July 31, 2006	April 19, 2005 to July 31, 2005
Unrealized foreign exchange loss on future income tax liability	$ (42,602)	$ -
Foreign exchange gain on other items	1,482	132
	$ (41,120)	$ 132

The amount of $42,602,000 of the total foreign exchange loss of $41,120,000 recorded for the year ended July 31, 2006 relates to unrealized foreign exchange loss on translation of the future income tax liabilities arising as a consequence of the purchase of participating interests in Betpak and Kyzylkum.

16. ASSET RETIREMENT OBLIGATION

The Company estimates undiscounted future reclamation costs for its Akdala Mine to be $5,355,000 (70% - $3,749,000).

The following is a summary of the significant assumptions on which the discounted carrying amount of the asset retirement obligation is based:

(i) Credit-adjusted risk-free discount rate is 5%;

(ii) The expected timing of estimated future cash outflows is based on life-of-mine plans. Approximately 18% of the expenditures will occur between 2011 and 2015 with the balance commencing during 2025.

	July 31, 2006	July 31, 2005
Liability arising from acquisition of Betpak (Note 3(b))	$ 1,875	$ -
Accretion expense	78	-
Asset retirement obligation	$ 1,953	$ -

17. ECONOMIC AND OPERATING ENVIRONMENT

The Company's business activities are located in Kazakhstan. Kazakhstan continues to undergo substantial political, economic and social changes. As an emerging market, Kazakhstan does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy. Furthermore, the government of Kazakhstan has not yet fully implemented the reforms necessary to create efficient banking, judicial, taxation and regulatory systems that usually exist in more developed markets. As a result, operations in this country involve risks that are not typically associated with those in developed markets. Although in recent years inflation has not been significant in Kazakhstan, certain risks persist in the current environment with results that include, but are not limited to, a currency that is not freely convertible outside of the country, certain currency controls and immature debt and equity markets characterised by low liquidity levels.

(expressed in United States dollars except where noted, tabular amounts in thousands)

17. ECONOMIC AND OPERATING ENVIRONMENT (continued)

Uncertainty regarding political, legal, tax or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the Company's ability to operate commercially. It is difficult for management to estimate what changes may occur or the resulting effect of any such changes on the Company's financial position or future results of operations. The accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Company's consolidated financial statements in the period when they become known and can be estimated. While the Company has undertaken customary due diligence in the verification of title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

18. CONTINGENCIES

(a) In accordance with the subsoil contracts, the Company is obliged to carry medical insurance, insurance against accidents during production and occupational diseases to its employees. At July 31, 2006, the Company believes it had sufficient insurance policies in force in respect of public liability and other insurable risks.

(b) Due to the complexity and nature of the Company's operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

19. SUBSEQUENT EVENTS

(a) The Company's common shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange on August 25, 2006.

(b) Subsequent to July 31, 2006, the Company made the following additional loans to its Joint Ventures in Kazakhstan:

(i) Betpak: in accordance with terms of the Loan Agreement dated June 28, 2006 a loan totalling $25,000,000 was extended to Betpak in August and November 2006 at an interest rate of LIBOR plus 1.5% and repayable before June 28, 2009. As a result, the principal amounts outstanding under loan agreements total $39,100,000.

(ii) Kyzylkum: an additional amount of $18,000,000 was extended in terms of the current loan agreement dated June 28, 2006, which carries interest at LIBOR plus 1.5% and is repayable by June 28, 2011. As a result, the principal amount outstanding under this loan agreement is $48,000,000.

(c) On October 20, 2006, the Company concluded an agreement with owners of a drilling company in Kazakhstan, Joint Drilling LLP, whereby the Company has acquired a 50% interest for $3,775,000 payable in cash. In exchange, it has been agreed that Joint Drilling will purchase at cost, two of the GEFCO drill rigs currently being delivered to Kazakhstan. The drill rigs, together with the remaining six being bought by the Company, will be used to accelerate and complement the drilling being undertaken on the Akdala, South Inkai and Kharassan properties.

SCHEDULE "C"
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF URASIA
FOR
THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND APRIL 30, 2006

URASIA
ENERGY

URASIA ENERGY LTD.

Interim Consolidated Financial Statements

March 31, 2007

(Unaudited – Prepared by Management)

URASIA ENERGY LTD.

Consolidated Balance Sheets

(Unaudited – prepared by management)

(United States dollars in thousands)

	Note		As at March 31, 2007		December 31, 2006
Assets					
Current assets					
Cash and cash equivalents	2	$	104,751	$	61,838
Restricted cash			500		500
Accounts receivable			30,943		48,311
Current portion of loans to joint ventures	3(b)		609		13,488
Inventory	4		9,709		12,044
Prepaid expenses and other			1,153		875
			147,665		137,056
Loans to joint ventures	3(b)		40,600		39,850
Mineral properties, plant and equipment	5		777,888		768,887
Other assets	6		33,797		25,825
		$	999,950	$	971,618
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities		$	16,246	$	12,947
Income taxes payable			7,237		1,018
			23,483		13,965
Due to Republic of Kazakhstan			1,492		1,466
Future income taxes			344,418		337,642
Asset retirement obligation			3,013		2,856
			372,406		355,929
Shareholders' equity					
Share capital	7(a)		614,414		613,607
Contributed surplus	7(a)		34,363		31,286
Deficit			(21,233)		(29,204)
			627,544		615,689
		$	999,950	$	971,618

Commitments and contingencies (Notes 7(d), 9, 12)

Subsequent events (Note 12)

URASIA ENERGY LTD.

Consolidated Statements of Operations and Deficit

(Unaudited – prepared by management)

(United States dollars in thousands, except per share amounts)

	Note	Three months ended March 31, 2007	April 30, 2006
Mine operations			
Revenue from uranium sales		$ 41,730	$ 14,383
Production costs		7,043	3,863
Depreciation and depletion		4,859	976
Earnings from mine operations		29,828	9,544
Expenses			
General and administration		1,304	856
Stock-based compensation	7(e)	3,377	3,370
Exploration		1,459	1,086
Other		161	255
		6,301	5,567
Income from operations		23,527	3,977
Other income (loss)			
Interest and other income		2,203	1,489
Foreign exchange loss	11	(7,431)	(12,403)
		(5,228)	(10,914)
Income (loss) before income taxes		18,299	(6,937)
Provision for (recovery of) income taxes			
Current		12,528	5,388
Future		(2,200)	(257)
		10,328	5,131
Net income (loss) and comprehensive income (loss) for the period		7,971	(12,068)
Deficit, beginning of period		(29,204)	(4,655)
Deficit, end of period		$ (21,233)	$ (16,723)
Earnings (loss) per share:			
Basic		$ 0.02	$ (0.03)
Diluted	7(f)	$ 0.02	$ (0.03)
Weighted average number of shares outstanding (000's):			
Basic		480,726	460,476
Diluted	7(f)	492,636	460,476

URASIA ENERGY LTD.

Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

(United States dollars in thousands)

	Note	Three months ended March 31, 2007	April 30, 2006
Operating activities			
Net income (loss) for the period		$ 7,971	$ (12,068)
Items not involving cash:			
Depreciation and depletion		4,859	976
Stock-based compensation		3,377	3,370
Future income taxes		(2,200)	(257)
Unrealized foreign exchange loss		7,217	13,988
Other		-	103
Changes in non-cash working capital:			
Accounts receivable		20,507	(14,379)
Accrued interest receivable on loans to joint ventures		349	-
Prepaid expenses and other		(198)	(10,658)
Inventory		1,501	849
Accounts payable and accrued liabilities		2,143	5,799
Income taxes payable		5,892	(28)
Cash provided by (used in) operating activities		51,418	(12,305)
Financing activities			
Issue of common shares, net of issue costs		507	117,428
Cash provided by financing activities		507	117,428
Investing activities			
Acquisition of interest in Betpak		-	(600)
Acquisition of interest in Kyzyklum		-	(124)
Cash advances to joint ventures	3(b)	(7,000)	(5,416)
Cash proceeds from joint ventures	3(b)	18,780	-
Acquisition of mineral properties, plant and equipment		(16,693)	(3,652)
Advance cash payment for other assets		(4,313)	(206)
Restricted cash		-	(2,000)
Cash used in investing activities		(9,226)	(11,998)
Effect of foreign exchange rate changes on cash and cash equivalents		214	-
Net cash inflow for the period		42,913	93,125
Cash and cash equivalents, beginning of period		61,838	48,151
Cash and cash equivalents, end of period		$ 104,751	$ 141,276

Supplemental Information:

Income taxes paid		$ 5,830	$ 990
Interest paid		$ -	$ 25

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

UrAsia Energy Ltd. ("Company") is a Canadian-based uranium mining and development company that is focused on the development and operation of low cost, in situ leach uranium projects in Central Asia.

These interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. The results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results expected for the full year. These interim unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods set forth in Note 2 to the Company's audited consolidated financial statements as at and for the period ending December 31, 2006 and should be read in conjunction with those audited financial statements and notes thereto. The Companies accounting policies have been consistently followed except that the Company has adopted the following CICA standards effective January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement

Section 3855 requires that all financial assets except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and are not adjusted to fair market value.

(b) Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company's assets that result from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses such as changes in currency adjustment relating to self-sustaining foreign operations; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges or the net investment in self-sustaining foreign operations.

The classification of the Company's financial instruments as at January 1, 2007 and their subsequent changes to March 31, 2007 have resulted in no material gains or losses that require separate presentation in other comprehensive income.

These consolidated financial statements include the accounts of the Company, its subsidiaries and the Company's indirect 70% joint venture interest in Betpak Dala LLP ("Betpak") and indirect 30% joint venture interest in Kyzylkum LLP ("Kyzylkum"). The Company's interests in Betpak and Kyzylkum are accounted for by the proportionate consolidation method, as the Company shares joint control over these entities. Under this method, the Company includes in its financial statements its proportionate share of Betpak's and Kyzylkum's assets, liabilities, revenues and expenses.

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

The principal mineral properties of the Company are listed below:

Mineral properties	Location	Ownership	Status	Operations and projects owned
Betpak	Kazakhstan	70%	Proportionately consolidated	Akdala mine and South Inkai development project
Kyzylkum	Kazakhstan	30%	Proportionately consolidated	Kharassan development project
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%	Consolidated	Exploration projects

All inter company transactions and balances have been eliminated upon consolidation.

Comparative Figures

During 2006, the Company changed its fiscal year end from July 31 to December 31. Due to the different year end in the comparative reporting period, figures for the three month period ended March 31, 2006 were not prepared, the most closely comparative period in the prior period based on the July 31 fiscal year end were the three months ended April 30, 2006, hence the comparative figures presented in the statements of operations and cash flows are for the three months ended April 30, 2006.

2. CASH AND CASH EQUIVALENTS

	As at March 31, 2007	As at December 31, 2006
Cash	$ 31,117	$ 21,624
Money market instruments, including cashable Guaranteed Investment Certificates, Bearer Deposit Notes and Commercial Papers	73,634	40,214
Total cash and cash equivalents	$ 104,751	$ 61,838

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES

(a) Proportionate interest in Joint Ventures

The Company owns a 70% interest in Betpak and a 30% interest in Kyzylkum. The Company's proportionate shares of assets and liabilities are as follows:

	Betpak	Kyzylkum	Total
As at March 31, 2007:			
Cash	$ 8,642	$ 2,569	$ 11,211
Other current assets	17,980	6,921	24,901
Mineral properties, plant and equipment	627,482	149,923	777,405
Other assets	10,868	2,085	12,953
Current liabilities	(8,309)	(243)	(8,552)
Loans to joint ventures	-	(41,209)	(41,209)
Due to Republic of Kazakhstan	(1,492)	-	(1,492)
Future income taxes	(273,960)	(70,414)	(344,374)
Asset retirement obligation	(3,013)	-	(3,013)
Net assets	$ 378,198	$ 49,632	$ 427,830
As at December 31, 2006:			
Cash	$ 5,321	$ 3,655	$ 8,976
Other current assets	56,424	1,757	58,181
Mineral properties, plant and equipment	617,740	150,739	768,479
Other assets	10,732	1,679	12,411
Current liabilities	(3,717)	(154)	(3,871)
Loans to joint ventures	(18,986)	(34,352)	(53,338)
Due to Republic of Kazakhstan	(1,466)	-	(1,466)
Future income taxes	(268,938)	(68,662)	(337,600)
Asset retirement obligation	(2,856)	-	(2,856)
Net assets	$ 394,254	$ 54,662	$ 448,916

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the three months ended March 31, 2007 are as follows:

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES (continued)

(a) Proportionate interest in Joint Ventures (continued)

	Three months ended March 31, 2007		
	Betpak	Kyzylkum	Total
Revenue	$ 41,730	$ -	$ 41,730
Expenses	(11,611)	-	(11,611)
Foreign exchange loss	(6,139)	(1,394)	(7,533)
Income (loss) before income taxes	23,980	(1,394)	22,586
Provision for income taxes	(10,659)	-	(10,659)
Net income (loss)	$ 13,321	$ (1,394)	$ 11,927
Cash provided by operating activities	59,510	288	59,798
Cash advances to joint ventures	(43,820)	3,000	(40,820)
Cash used in investing activities	(12,369)	(3,750)	(16,119)
Net increase (decrease) in cash	$ 3,321	$ (462)	$ 2,859

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the three months ended April 30, 2006 are as follows:

	Three months ended April 30, 2006		
	Betpak	Kyzylkum	Total
Revenue	$ 14,383	$ -	$ 14,383
Expenses	(25,401)	(4,719)	(30,120)
Foreign exchange loss	10,163	2,348	12,511
Loss before income taxes	(855)	(2,371)	(3,226)
Provision for income taxes	(5,131)	-	(5,131)
Net loss	$ (5,986)	$ (2,371)	$ (8,357)
Cash provided by operating activities	1,461	82	1,543
Cash (proceeds from) advances to joint ventures	(488)	2,207	1,719
Cash used in investing activities	(6,179)	(525)	(6,704)
Net increase (decrease) in cash	$ (5,206)	$ 1,764	$ (3,442)

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES (continued)

(b) Loans to Joint Ventures

	As at	
The following loans have been made to Betpak Dala:	**March 31, 2007**	December 31, 2006
Loan advanced in December 2005. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable before May 31, 2007.	$ -	$ 14,100
Pursuant to its commitment to provide project financing for construction and commissioning of the South Inkai Project, the Company has made the following loans to Betpak: Loan advanced in August 2006 The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing February 2007.	-	15,000
Loan advanced in November 2006 The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing May 2007.	-	10,000
Loan advanced in November 2006 The loan bears interest at LIBOR plus 6% and is payable before February 12, 2007.	-	23,500
	-	62,600
Interest accrued	-	688
	-	63,288
Less elimination of proportionate share – 70%	-	(44,302)
	-	18,986
Less current portion	-	(12,736)
Long term portion	$ -	$ 6,250

During the three months ended March 31, 2007, in advance of scheduled payment dates Betpak has repaid to the Company the total principal amount of all loans together with all accumulated interest.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES (continued)

(b) Loans to Joint Ventures (continued)

The following loans have been made to Kyzylkum:

	As at			
	March 31, 2007		December 31, 2006	
Pursuant to its obligation to provide project financing for construction and commissioning of the Kharassan Project in the amount of $80 million on or before December 31, 2007, the Company has made the following loans to Kyzylkum:				
Loan advanced in July 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is to be repaid in six equal consecutive amounts on a semi-annual basis commencing July 2008.	$	30,000	$	30,000
Loan advanced in November 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is payable in six equal consecutive amounts on a semi-annual basis commencing November 2008.		18,000		18,000
Loan advanced in March 2007. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing February 2009. The principal amount is payable in six equal consecutive amounts on a semi-annual basis commencing November 2008.		10,000		-
		58,000		48,000
Interest accrued		870		1,074
		58,870		49,074
Less elimination of proportionate share - 30%		(17,661)		(14,722)
		41,209		34,352
Less current portion		(609)		(752)
Long term portion	$	40,600	$	33,600

The Company will advance an additional $22 million under a loan agreement dated February 12, 2007, to complete its obligation to provide financing of $80 million for funding construction and commissioning of the Kharassan Project.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. *JOINT VENTURES (continued)*

(b) Loans to Joint Ventures (continued)

	As at March 31, 2007	As at December 31, 2006
Current portion:		
Betpak	$ -	$ 12,736
Kyzylkum	609	752
	$ 609	$ 13,488
Long-term portion:		
Betpak	$ -	$ 6,250
Kyzylkum	40,600	33,600
	$ 40,600	$ 39,850

The loans to joint ventures are unsecured.

4. **INVENTORY**

	As at March 31, 2007	As at December 31, 2006
Materials and supplies	$ 1,581	$ 1,218
Solutions and concentrates in process	2,251	5,035
Finished uranium concentrates	5,877	5,791
	$ 9,709	$ 12,044

5. **MINERAL PROPERTIES, PLANT AND EQUIPMENT**

The following table summarizes the Company's mineral properties, plant and equipment:

	Cost	Depreciation and depletion	Net book value
As at March 31, 2007:			
Mineral properties	$ 759,073	$ (21,598)	$ 737,475
Plant and equipment	41,045	(632)	40,413
	$ 800,118	$ (22,230)	$ 777,888
As at December 31, 2006:			
Mineral properties	$ 761,627	$ (17,539)	$ 744,088
Plant and equipment	25,348	(549)	24,799
	$ 786,975	$ (18,088)	$ 768,887

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

A summary by property of the net book value is as follows:

	Mineral properties			Plant and equipment	March 31, 2007
	Depletable	Non-depletable	Total		
Akdala mine	$ 114,696	$ 74,358	$ 189,054	$ 16,166	$ 205,220
South Inkai project	-	404,253	404,253	9,213	413,466
Kharassan project	-	144,035	144,035	5,887	149,922
Kyrgyzstan exploration	-	133	133	282	415
Corporate and other	-	-	-	8,865	8,865
	$ 114,696	$ 622,779	$ 737,475	$ 40,413	$ 777,888

	Mineral properties			Plant and equipment	December 31, 2006
	Depletable	Non-depletable	Total		
Akdala mine	$ 118,755	$ 74,358	$ 193,113	$ 16,294	$ 209,407
South Inkai project	-	404,125	404,125	3,312	407,437
Kharassan project	-	146,717	146,717	4,020	150,737
Kyrgyzstan exploration	-	133	133	220	353
Corporate and other	-	-	-	953	953
	$ 118,755	$ 625,333	$ 744,088	$ 24,799	$ 768,887

6. OTHER ASSETS

A summary of other assets is provided below:

	As at March 31, 2007	As at December 31, 2006
Prepaid drill rigs	$ 7,645	$ 13,295
Advances for plant and equipment	13,526	9,790
Future income tax assets	1,464	1,061
Acquisition costs of sxr Uranium One Inc. (Note 12)	2,390	-
Other	8,772	1,679
	$ 33,797	$ 25,825

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

(a) Issued and fully paid common shares

	Number of Shares	Share Capital	Contributed Surplus
Balance at December 31, 2006	480,240,704	613,607	31,286
Exercise of options*	236,828	725	(300)
Stock option expense	-	-	3,377
Exercise of warrants	481,000	82	-
Balance at March 31, 2007	480,958,532	614,414	34,363

* Includes cash received of $425,000 (December 31, 2006 - $435,000) for options exercised and $300,000 (December 31, 2006 - $183,000) of non-cash amounts related to stock-based compensation recorded on options granted.

(b) Stock options

A summary of the changes in outstanding stock options is presented below:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2006	21,658,500	C$2.90
Granted	1,435,000	C$5.99
Exercised	(236,828)	C$2.11
Forfeited or expired	(30,000)	C$1.80
Balance at March 31, 2007	22,826,672	C$5.86

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2007:

Outstanding	Exerciseable	Exercise Price	Expiry Date
50,000	50,000	C$0.56	April 26, 2010
230,000	230,000	C$1.80	November 7, 2007
6,853,340	5,609,000	C$1.80	November 7, 2015
400,000	266,667	C$1.80	December 9, 2015
1,250,000	1,250,000	C$2.90	February 28, 2016
400,000	133,333	C$2.92	March 2, 2016
710,000	236,667	C$3.00	April 3, 2016
525,000	175,000	C$3.20	April 20, 2016
783,332	261,111	C$2.65	July 7, 2016
10,190,000	9,850,000	C$3.74	November 28, 2016
865,000	258,333	C$5.30	January 2, 2017
570,000	423,333	C$7.03	March 30, 2017
22,826,672	18,743,444		

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(c) Warrants

During the three months ended March 31, 2007, 481,000 warrants with an exercise price of $0.20 per warrant were exercised. As at March 31, 2007, the Company had no warrants outstanding (December 31, 2006 – 481,000).

(d) Contingently issuable shares

Under the terms of the acquisition agreement for the Kyzylkum JV interest, the Company is obligated to issue 15,476,000 common shares of the Company upon commencement of commercial production from Kyzylkum.

The shares issuable under this agreement have not been included in the fully diluted earnings per share calculation in the financial statements (Note 7(f)) because the conditions for the issuance have not been met.

(e) Stock-based compensation

In the three months ended March 31, 2007, stock based compensation expense of $3.4 million was charged to the statement of operations of which $2.6 million was for options granted during the three months ended March 31, 2007 and $0.8 million was in respect of vesting of previously granted options.

The fair value of the 1,435,000 options granted during the three months ended March 31, 2007 was $5.4 million. The following weighted average assumptions were used for the Black-Scholes valuation model:

Risk-free interest rate	4.04%
Expected life	10 years
Annualized volatility	46%
Dividend rate	0%

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(f) Diluted earnings per share

	Three months ended March 31, 2007		Three months ended April 30, 2006	
Net income (loss) for the period	$	7,971	$	(12,068)
Basic weighted average number of shares outstanding (000's)		480,726		460,476
Effect of dilutive securities:				
Stock options		11,711		-
Warrants		199		-
Diluted weighted average number of shares outstanding (000's)		492,636		460,476
Earnings (loss) per share:				
Basic	$	0.02	$	(0.03)
Diluted	$	0.02	$	(0.03)

In the three months ended March 31, 2007, 10,572,000 stock options were excluded from the computation of diluted earnings per share as the exercise prices exceeded the average fair market value of the common shares for the period (three months ended April 30, 2006 - no diluted earning per share).

8. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007, the Company incurred the following expenses with companies related by way of directors/and or officers in common:

(a) Endeavour Financial International Corporation ("Endeavour"), a company related by way of a common director, was paid fees for financial advisory services totalling $14,000 (April 30, 2006 - $1,283,000) and office rent and overhead totalling $10,700 (April 30, 2006 - $11,000). At March 31, 2007, no amounts were owed to Endeavour (April 30, 2006 - $Nil).

(b) A person related to a director received $18,300 for office rent and services (April 30, 2006 - $Nil). At March 31, 2007 no amounts were owed to this person (July 31, 2006 - $Nil).

(c) A company controlled by an employee received $7,000 for office rent and services (April 30, 2006 - $Nil). At March 31, 2007, no amounts were owed to this company (April 30, 2006 - $Nil).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(expressed in United States dollars except where noted, tabular amounts in thousands)

9. COMMITMENTS AND CONTINGENCIES

(a) Betpak has entered into various agreements for construction and commissioning of South Inkai Project. Pursuant to these agreements, Betpak had future payment commitments of $33.0 million as of March 31, 2007, of which $23.1 million is the Company's share.

(b) Kyzylkum has entered into various agreements for construction and commissioning of Kharassan Project. Pursuant to these agreements, Kyzylkum had future payment commitments of $49.3 million as of March 31, 2007, of which $14.8 million is the Company's share.

(c) On February 16, 2006, the Company entered into an agreement for the purchase of eight U.S.-built GEFCO drill rigs to supplement the current drill program in Kazakhstan. The contract is for a total of $13.6 million, of which $12.0 million was paid by March 31, 2007. On December 11, 2006, the Company entered into another agreement for the purchase of four U.S.-built GEFCO drill rigs to further supplement the current drill program in Kazakhstan. The contract is for a total amount of $4.3 million, of which $1.3 million was paid by March 31, 2007. The total amount paid under the two agreements and included in other assets is $13.3 million and the balance is payable in 2007.

(d) On October 20, 2006, the Company concluded an Accession Agreement, which is subject to certain closing conditions which have not been met, with owners of a drilling company in Kazakhstan, Joint Drilling LLP, whereby the Company will acquire a 50% interest for $3.8 million payable in cash. In exchange, it has been agreed that Joint Drilling LLP will purchase at cost two of the US-built GEFCO drill rigs currently being delivered to Kazakhstan.

(e) Due to the complexity and nature of the Company's operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

10. SEGMENTED INFORMATION

(a) Operating segment – The Company's operations are primarily directed towards the acquisition, exploration and production of uranium in the natural resources sector.

(b) Geographic segments – The Company's assets and mineral properties, plant and equipment by geographic areas are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
As at March 31, 2007:				
Mineral properties, plant and equipment	$ 777,405	$ 415	$ 68	$ 777,888
Total assets at March 31, 2007	$ 836,514	$ 1,445	$ 161,991	$ 999,950
As at December 31, 2006:				
Mineral properties, plant and equipment	$ 768,479	$ 352	$ 56	$ 768,887
Total assets at December 31, 2006	$ 850,063	$ 1,271	$ 120,284	$ 971,618

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SEGMENTED INFORMATION (continued)

(c) Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the three month period ended March 31, 2007 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 16,693	$ -	$ -	$ 16,693
Revenue	41,730	-	-	41,730
Expenses				
Production costs	7,043	-	-	7,043
Depreciation and depletion	4,835	19	5	4,859
General and administration	-	-	1,304	1,304
Stock-based compensation	-	-	3,377	3,377
Exploration	-	1,459	-	1,459
Other	161	-	-	161
	12,039	1,478	4,686	18,203
Income (loss) from operations	29,691	(1,478)	(4,686)	23,527
Other (expenses) income	(7,365)	(2)	2,139	(5,228)
Income (loss) before income taxes	$ 22,326	$ (1,480)	$ (2,547)	$ 18,299

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SEGMENTED INFORMATION (continued)

Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the three months ended April 30, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 3,356	$ 79	$ 217	$ 3,652
Revenue	14,383	-	-	14,383
Expenses				
Production costs	3,863	-	-	3,863
Depreciation and depletion	884	85	7	976
General and administration	-	-	856	856
Stock-based compensation	-	-	3,370	3,370
Exploration	-	1,086	-	1,086
Other	255	-	-	255
	5,002	1,171	4,233	10,406
Income (loss) from operations	9,381	(1,171)	(4,233)	3,977
Other (expenses) income	(12,617)	1	1,702	(10,914)
Loss before income taxes	$ (3,236)	$ (1,170)	$ (2,531)	$ (6,937)

(d) The Company derived 71% and 29% of its revenue from sales to two customers during the three month period ended March 31, 2007 (three months ended April 31, 2006 – 100% from one customer).

(expressed in United States dollars except where noted, tabular amounts in thousands)

11. FOREIGN EXCHANGE

A summary of foreign exchange (loss) gain by item is as follows:

		Three months ended		
		March 31, 2007		April 30, 2006
Unrealized foreign exchange loss on future income tax liability	$	(8,601)	$	(12,483)
Foreign exchange gain on other items		1,170		80
Total foreign exchange loss	$	(7,431)	$	(12,403)

The amount of $8.6 million (three months ended April 30, 2006 – $12.5 million) of the total foreign exchange loss of $7.4 million (three months ended April 30, 2006 – $12.4 million) recorded for the three month period ended March 31, 2007 relates to an unrealized foreign exchange loss on translation of the future income tax liabilities arising as a consequence of the purchase of participating interests in Betpak and Kyzylkum

12. SUBSEQUENT EVENT

On February 11, 2007, the Company ("UrAsia") and sxr Uranium One Inc. ("sxr") entered into a definitive arrangement agreement whereby sxr will acquire all of the outstanding common shares of UrAsia. The UrAsia shareholders will receive 0.45 sxr common shares for each UrAsia common share. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia will be exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Uranium One on the same basis as the shareholders of UrAsia, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

The shareholders of UrAsia approved the arrangement at a Special General Meeting held on April 5, 2007, with the transaction closing on April 20, 2007. As a result of the transaction, the Company will be held approximately 60% by UrAsia shareholders and approximately 40% by sxr shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and sxr as the acquiree.

The cost of acquisition will include the fair value of the deemed issuance of 303.7 million UrAsia common shares at $5.57 per share, plus 9.3 million share purchase warrants of UrAsia exchanged for those of sxr with an average exercise price of $1.45 per share and a fair value of $39.2 million, plus 12.1 million stock options of UrAsia, of which 6.9 million are exercisable at the date of acquisition, exchanged for those of sxr with an average exercise price of $2.66 per share and a fair value of $26.3 million, plus 0.9 million restricted shares of UrAsia exchanged for those of sxr with a fair value of $5.0 million, plus the fair value of the equity component of the UrAsia convertible debenture exchanged for the sxr convertible debenture of $45.2 million plus UrAsia's estimated transaction costs of $18.0 million, providing a total preliminary purchase price of $1,825.0 million.

(expressed in United States dollars except where noted, tabular amounts in thousands)

12. SUBSEQUENT EVENT (continued)

The value of the deemed issuance of UrAsia common shares was calculated using the weighted average share price of UrAsia shares two days before, the day of, and two days after the date of the announcement of the arrangement. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options, warrants and restricted shares and equity component of the convertible debenture:

Risk-free interest rate	4.19 – 4.25%
Expected volatility of UrAsia's share price	61%
Expected life	0.58 - 4.07 years
Dividend rate	Nil

The excess of the purchase consideration over the adjusted book values of sxr's assets and liabilities has been presented as "unallocated purchase price." The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by an independent valuation at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

On completion of valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. No adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording sxr's identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Based on the March 31, 2007 balance sheet of sxr, the preliminary allocation of purchase price, summarized in the table below, is subject to change:

Purchase price:		
303.7 million shares of UrAsia	$	1,691.3
Options, warrants and restricted shares of UrAsia		70.5
Equity component of convertible debenture		45.2
Acquisition costs		18.0
	$	1,825.0
Net assets acquired:		
Current assets	$	320.5
Other assets		4.1
Mining interests		326.0
Current liabilities		(79.0)
Convertible debenture liabilities		(113.0)
Other liabilities		(4.7)
Non-controlling interest		(11.4)
Future income taxes		(30.5)
Unallocated purchase price		1,413.7
	$	1,825.0

SCHEDULE "D"
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
URANIUM ONE

Unaudited pro forma condensed consolidated financial statements of

Uranium One Inc.

(formerly sxr Uranium One Inc.)

Uranium One Inc.

(formerly sxr Uranium One Inc.)
Pro forma condensed consolidated balance sheet
as at March 31, 2007

(Unaudited)
(Expressed in thousands of United States dollars)

	UrAsia Energy Ltd.	sxr Uranium One Inc.	Note 4	Pro forma adjustments	Pro forma consolidated
	$	$		$	$
Assets					
Current assets					
Cash and cash equivalents	104,751	287,693		-	392,444
Accounts receivable	30,943	31,124		-	62,067
Inventories	9,709	1,648		-	11,357
Other current assets	2,262	-		-	2,262
	147,665	320,465		-	468,130
Mineral properties, plant and equipment	777,888	325,989		-	1,103,877
Loans to joint ventures	40,600	-		-	40,600
Other non-current assets	33,797	4,071	(a)	(2,390)	35,478
Unallocated purchase price	-	-	(a)	1,413,700	1,413,700
	999,950	650,525		1,411,310	3,061,785
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	16,246	28,069	(a)	15,526	59,841
Short-term loans	-	50,664		-	50,664
Income taxes payable	7,237	-		-	7,237
Other current liabilities	-	943		-	943
	23,483	79,676		15,526	118,685
Asset retirement obligations	3,013	4,416		-	7,429
Convertible debentures	-	112,991		-	112,991
Future income taxes	344,418	30,527		-	374,945
Other non-current liabilities	1,492	293		-	1,785
	372,406	227,903		15,526	615,835
Non-controlling interests	-	11,406		-	11,406
Shareholders' equity					
Share capital	614,414	525,356	(a)	1,691,300	2,305,714
			(a)	(525,356)	
Contributed surplus	34,363	16,755	(a)	70,500	104,863
			(a)	(16,755)	
Convertible debentures	-	20,937	(a)	45,200	45,200
			(a)	(20,937)	
Deficit	(21,233)	(161,318)	(a)	161,318	(21,233)
Comprehensive income	-	9,486	(a)	(9,486)	-
	627,544	411,216		1,395,784	2,434,544
	999,950	650,525		1,411,310	3,061,785

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Uranium One Inc.

(formerly sxr Uranium One Inc.)
Pro forma condensed consolidated statement of operations
three months ended March 31, 2007

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	UrAsia Energy Ltd.	sxr Uranium One Inc.	Note 4	Pro forma adjustments	Pro forma consolidated
	$	$		$	$
Revenue	41,730	688		-	42,418
Cost of sales	(11,902)	(715)		-	(12,617)
Earnings (loss) from mine operations	29,828	(27)		-	29,801
General and administration	1,304	2,677		-	3,981
Share option expense	3,377	2,436		-	5,813
Exploration	1,459	4,517		-	5,976
Other	161	(716)		-	(555)
Earnings (loss) from operations	23,527	(8,941)		-	14,586
Other income (expenses)					
Interest expense	-	(4,097)		-	(4,097)
Interest income	2,203	3,530		-	5,733
Dilution gain	-	5,741		-	5,741
Foreign exchange loss	(7,431)	(202)		-	(7,633)
Earnings (loss) before income taxes	18,299	(3,969)		-	14,330
Income tax expense	10,328	-		-	10,328
Earnings (loss) before non-controlling interest	7,971	(3,969)		-	4,002
Non-controlling interest	-	156		-	156
Net earnings (loss)	7,971	(3,813)		-	4,158
Net earnings per share (Note 5)					
Basic					0.01
Diluted					0.01
Weighted average number of common shares outstanding (000's) (Note 5)					
Basic					352,947
Diluted					362,991

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Uranium One Inc.

(formerly sxr Uranium One Inc.)
Pro forma condensed consolidated statement of operations
year ended December 31, 2006

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	UrAsia Energy Ltd.	sxr Uranium One Inc.	Note 4	Pro forma adjustments	Pro forma consolidated
	$ (Period from November 1, 2005 to December 31, 2006) (Schedule 1)	$		$	$
Revenue	73,956	3,336		-	77,292
Cost of sales	(32,393)	(7,701)		-	(40,094)
Earnings (loss) from mine operations	41,563	(4,365)		-	37,198
General and administration	8,008	14,439		-	22,447
Share option expense	31,532	12,212		-	43,744
Exploration	5,562	9,234		-	14,796
Impairment of property, plant and equipment	-	11,311		-	11,311
Other	721	(827)		-	(106)
Loss from operations	(4,260)	(50,734)		-	(54,994)
Other income (expenses)					
Interest expense	-	(3,039)	(b)	(12,501)	(15,540)
Interest income	7,957	5,244		-	13,201
Dilution gain	-	17,515		-	17,515
Foreign exchange loss	(18,340)	(11,905)		-	(30,245)
Loss before income taxes	(14,643)	(42,919)		(12,501)	(70,063)
Income tax expense	15,408	1,065		-	16,473
Loss before non-controlling interest	(30,051)	(43,984)		(12,501)	(86,536)
Non-controlling interest	-	878		-	878
Net loss	(30,051)	(43,106)		(12,501)	(85,658)
Net loss per share (Note 5)					
Basic					(0.26)
Diluted					(0.26)
Weighted average number of common shares outstanding (000's) (Note 5)					
Basic					329,612
Diluted					329,612

(expressed in United States dollars)

1. Basis of presentation

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the business combination whereby sxr Uranium One Inc. ("sxr") and UrAsia Energy Ltd. ("UrAsia") combined the business and assets of the two companies under a court approved plan of arrangement under the British Columbia Corporations Act and to continue operations under the name "Uranium One Inc."

The unaudited pro forma condensed consolidated balance sheet of Uranium One Inc. (the "Company" or "Uranium One") as at March 31, 2007 and unaudited pro forma consolidated statements of operations for the three month period ended March 31, 2007 and for the year ended December 31, 2006 have been prepared by management, in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), for illustrative purposes only, to give effect to the business combination between UrAsia and sxr. These pro forma condensed consolidated financial statements include and have been compiled from:

(a) A pro forma condensed consolidated balance sheet combining the unaudited interim consolidated balance sheet of sxr as at March 31, 2007 and the unaudited interim consolidated balance sheet of UrAsia as at March 31, 2007.

(b) A pro forma condensed consolidated statement of operations for the three months ended March 31, 2007 combining:

(i) the unaudited interim consolidated statement of operations of sxr for the three months ended March 31, 2007; and

(ii) the unaudited interim consolidated statement of operations of UrAsia for the three months ended March 31, 2007.

(c) A pro forma consolidated statement of operations for the year ended December 31, 2006 combining:

(i) the audited consolidated statement of operations of sxr for the year ended December 31, 2006; and

(ii) the audited consolidated statement of operations of UrAsia for the year ended July 31, 2006; the audited consolidated statement of operations of UrAsia for the five month period ended December 31, 2006 less the unaudited consolidated statement of operations of UrAsia for the three months ended October 31, 2005 (see Schedule 1).

The pro forma consolidated balance sheet as at March 31, 2007 has been prepared as if the transaction described in Note 3 had occurred on March 31, 2007. The pro forma consolidated statements of operations for the three months ended March 31, 2007 and for the year ended December 31, 2006 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2006.

(expressed in United States dollars)

1. Basis of presentation (continued)

It is management's opinion that these pro forma condensed consolidated financial statements present in all material respects, the transaction described in Note 3, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with sxr Uranium One's accounting policies for the year ended December 31, 2006, with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments - Recognition and Measurement and CICA Section 3865 Hedges which were adopted by sxr and UrAsia retroactively without restatement effective January 1, 2007 as described in Note 2 and Note 3, respectively, to each of the companies' unaudited interim consolidated financial statements for the three months ended March 31, 2007. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Uranium One which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the sxr and UrAsia consolidated financial statements have been reclassified to provide a consistent format. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of sxr and UrAsia.

2. Significant accounting policies

The accounting policies used in the preparation of this unaudited pro forma condensed consolidated financial statement information are those set out in sxr's audited consolidated financial statements for the year ended December 31, 2006, with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments - Recognition and Measurement and CICA Section 3865 Hedges which were adopted by sxr and UrAsia retroactively without restatement effective January 1, 2007 as described in Note 2 and Note 3, respectively, to each of the companies' unaudited interim consolidated financial statements for the three months ended March 31, 2007. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify sxr accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of UrAsia conform in all material respects to those of sxr.

3. Business acquisition - agreement with UrAsia Energy

On February 11, 2007, sxr and UrAsia entered into a definitive arrangement agreement whereby sxr agreed to acquire all of the outstanding common shares of UrAsia. The UrAsia shareholders received 0.45 sxr common shares for each UrAsia common share. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of sxr on the same basis as the shareholders of UrAsia, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

(expressed in United States dollars)

3. Business acquisition - agreement with UrAsia Energy (continued)

The shareholders of UrAsia approved the arrangement at a Special General Meeting held on April 5, 2007, with the transaction closing on April 20, 2007. As a result of the transaction, the combined company is held approximately 60% by UrAsia shareholders and approximately 40% by sxr shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and sxr as the acquiree.

The cost of acquisition includes the fair value of the deemed issuance of 303.7 million UrAsia common shares at $5.57 per share, plus 9.3 million share purchase warrants of UrAsia exchanged for those of sxr with an average exercise price of $1.45 per share and a fair value of $39.2 million, plus 12.1 million stock options of UrAsia, of which 6.9 million are exercisable at the date of acquisition, exchanged for those of sxr with an average exercise price of $2.66 per share and a fair value of $26.3 million, plus 0.9 million restricted shares of UrAsia exchanged for those of sxr with a fair value of $5.0 million, plus the fair value of the equity component of the UrAsia convertible debenture exchanged for the sxr convertible debenture of $45.2 million, plus UrAsia's estimated transaction costs of $18.0 million, providing a total preliminary purchase price of $1,825.0 million.

The value of the deemed issuance of UrAsia common shares was calculated using the weighted average share price of UrAsia shares two days before, the day of, and two days after the date of the announcement of the arrangement. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options, warrants and restricted shares and equity component of the convertible debenture:

Risk-free interest rate	4.19% - 4.25%
Expected volatility of the share price	61%
Expected life	0.58 - 4.07 years
Dividend rate	Nil

The excess of the purchase consideration over the adjusted book values of sxr's assets and liabilities has been presented as "unallocated purchase price." The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by management in conjunction with an independent valuation at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

On completion of valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. No adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording sxr's identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

3. Business acquisition - agreement with UrAsia Energy (continued)

Based on the March 31, 2007 balance sheet of sxr, the preliminary allocation of purchase price, summarized in the table below in millions of United States dollars, is subject to change:

	$
Purchase price	
303.7 million shares of UrAsia	1,691.3
Options, warrants and restricted shares of UrAsia	70.5
Equity component of convertible debenture	45.2
Acquisition costs	18.0
	1,825.0
Net assets acquired	
Current assets	320.5
Mineral properties, plant and equipment	326.0
Other non-current assets	4.1
Current liabilities	(79.7)
Convertible debentures	(113.0)
Other non-current liabilities	(4.7)
Future income taxes	(30.5)
Non-controlling interests	(11.4)
Unallocated purchase price	1,413.7
	1,825.0

4. Pro forma assumptions and adjustments

Pro forma adjustments to condensed consolidated balance sheet

The unaudited pro forma condensed consolidated balance sheet reflects the following adjustments as if the business combination between sxr and UrAsia had occurred on March 31, 2007:

(a) To record the acquisition of sxr at a purchase price of $1,825.0 million and the elimination of the shareholders' equity of sxr. The unallocated purchase price of sxr's net assets is recorded as a long-term asset on the pro forma balance sheet in the amount of $1,413.7 million; the amount will be allocated to mineral properties, plant and equipment and/or goodwill after an independent valuation of the acquired properties has been completed.

4. Pro forma assumptions and adjustments (continued)

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the business combination between UrAsia and sxr had occurred on January 1, 2006:

(b) An increase to interest and accretion expenses arising from the issuance of the convertible debentures as if the debentures had been issued on January 1, 2006.

(c) No future income tax credit has been recorded on the pro forma interest adjustment. The Company's management believes that its net future income tax assets are not more likely than not to be realized.

5. Pro forma earnings (loss) per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transaction described in Note 3 effective January 1, 2006.

Basic earnings (loss) per share

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$
Weighted average number of sxr shares outstanding	135,782	112,447
Adjustment to reflect the acquisition of 100% of UrAsia effective January 1, 2006	217,165	217,165
Pro forma average number of Uranium One shares outstanding for the period - basic	352,947	329,612
Pro forma adjusted net earnings (loss) (thousands)	4,158	(85,658)
Pro forma adjusted earnings (loss) per share	0.01	(0.26)

5. Pro forma earnings (loss) per share (continued)

Diluted earnings (loss) per share

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$
Pro forma average number of Uranium One shares outstanding for the period	352,947	329,612
Dilutive effect of options, warrants, restricted shares	10,044	-
Pro forma average number of Uranium One shares outstanding for the period - diluted	362,991	329,612
Pro forma adjusted net earnings (loss) (thousands)	4,158	(85,658)
Pro forma adjusted earnings (loss) per share - diluted	0.01	(0.26)

UrAsia Energy Ltd.

Schedule 1

Period reconciliation
Condensed statement of operations
fourteen month period ended December 31, 2006
(Unaudited)
(Expressed in thousands of United States dollars)

	Five months ended December 31, 2006	Year ended July 31, 2006	Three months ended October 31, 2005	Fourteen month period ended December 31, 2006
	$	$	$	$
Revenue	50,449	23,507	-	73,956
Cost of sales	(17,738)	(14,655)	-	(32,393)
Earnings from mine operations	32,711	8,852	-	41,563
General and administration	(2,637)	(5,493)	(122)	(8,008)
Share option expense	(22,162)	(9,370)	-	(31,532)
Exploration	(2,914)	(2,648)	-	(5,562)
Other	(552)	(169)	-	(721)
Earnings (loss) from operations	4,446	(8,828)	(122)	(4,260)
Other income (expenses)				
Interest income	3,742	4,408	193	7,957
Foreign exchange gain (loss)	23,507	(41,120)	727	(18,340)
Earnings (loss) before income taxes	31,695	(45,540)	798	(14,643)
Income tax expense	12,011	3,399	2	15,408
Net earnings (loss)	19,684	(48,939)	796	(30,051)

The condensed statement of operations for the fourteen month period ended December 31, 2006 of UrAsia used to prepare the pro forma condensed consolidated financial statements of Uranium One was prepared for the purpose of the pro forma condensed consolidated financial statements and do not conform with the financial statements of UrAsia included elsewhere in the business acquisition report.

END